Filed Pursuant to Rule 424(b)(3)
Registration No. 333-128662

CNL INCOME PROPERTIES, INC.

Supplement No. Three dated September 21, 2006

to Prospectus dated April 4, 2006

This Supplement is part of, and should be read in conjunction with, the prospectus dated April 4, 2006. This Prospectus Supplement replaces all prior Supplements and Sticker Supplements to the prospectus. Capitalized terms used in this Prospectus Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have acquired and loans we have made is presented as of September 8, 2006, and all references to property acquisitions and loans should be read in that context. Properties for which we enter into initial commitments to acquire, as well as properties we acquire and loans we make after September 8, 2006, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

The Commonwealth of Pennsylvania and the State of Minnesota cleared us to offer and sell our common stock in those states as of August 10, 2006. As a result, our offering is now cleared in all “blue sky” jurisdictions. As a condition for clearing our offering in Pennsylvania, however, the Pennsylvania Securities Commission has required us to undertake to amend certain provisions of Section 10 and Section 12 of our amended and restated Articles of Incorporation (the “Articles”). Our board has adopted resolutions amending, and has recommended that our stockholders approve, amendments to Section 10 and Section 12 of our Articles.

If the proposed amendments are not approved by our stockholders at our next annual meeting, we have assured the Pennsylvania Securities Commission that we will immediately cease making offers and sales of our securities to Pennsylvania residents and that we will not offer or sell our securities in the Commonwealth of Pennsylvania in the future. Additionally, pursuant to Section 504 of the Pennsylvania Securities Act of 1972, as amended, and the regulations promulgated thereunder, we have agreed to extend to all residents of the Commonwealth of Pennsylvania that have purchased our shares pursuant to our current registration statement filed with the SEC (SEC File No. 333-128662) which was declared effective on April 4, 2006, a written offer of rescission. Thus, if these proposals are not approved by our stockholders, we may have to return monies to investors who are residents of the Commonwealth of Pennsylvania. Doing so, however, could have a material adverse effect on our business and financial condition depending on the amount of proceeds that we raise under our current offering from Pennsylvania residents. The proposed amendments are discussed in more detail below under “Summary of the Articles of Incorporation and Bylaws.”

Additional information regarding these amendments will be included in our proxy statement for our 2007 annual meeting of stockholders, which we anticipate will be held in the second half of June 2007. We will distribute that proxy statement to our stockholders in advance of the meeting in accordance with our bylaws and applicable law. A copy of the proxy statement also will be available on the SEC’s website at www.sec.gov. Our stockholders are urged to carefully read that proxy statement when it becomes available.

At September 8, 2006, we had a portfolio of 19 lifestyle properties, including interests in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, two outdoor waterparks, one sky lift attraction, one dealership, three golf courses and two ski properties. In addition, we have made four loans, three of which are outstanding. All of the properties in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

On September 8, 2006, we acquired Bear Creek Golf Club in Dallas, Texas for a purchase price of $11.1 million, excluding closing costs. This property features two 18-hole golf courses, a practice facility and a

5,700-square-foot clubhouse with a pro shop and a bar and grill. We entered into a long-term, triple-net lease with an affiliate of Billy Casper Golf, LLC, a golf course investment and management company, to operate the golf courses.

On June 23, 2006, we acquired the Bretton Woods Mountain Resort, a ski destination located in northern New Hampshire, for a purchase price of $45.0 million, excluding closing costs. The Bretton Woods property includes the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities, the four-season National Historic Landmark Mount Washington Hotel, The Bretton Arms Country Inn, The Lodge at Bretton Woods and a freestanding 4,500 square-foot restaurant. The ski area includes 434 skiable acres, 62 miles of groomed trails and 9 chairlifts. We entered into two long-term, triple-net leases with BW Resort Management Company, an entity formed by Celebration Associates and Crosland, Inc., that has engaged National Resort Management Group, LLC, a resort management company, to market and operate the resort. Celebration Associates is a developer of mixed-use, master-planned communities and villages, and Crosland, Inc. is a diversified real estate company.

On June 9, 2006, we acquired Raven Golf Club at South Mountain™ in Phoenix, Arizona from Intrawest Golf Holdings, Inc., a subsidiary of Intrawest Corporation, for a purchase price of $12.75 million. The property includes an 18-hole golf course with a practice facility and a 4,600 square-foot clubhouse with a pro shop, locker rooms and a restaurant. We entered into a long-term, triple-net lease with a subsidiary of I.R.I. Golf Group, LLC, a golf course investment and management company, to operate the club.

On May 30, 2006, we acquired the Cypress Mountain ski area in British Columbia, Canada for a purchase price of $27.5 million from a subsidiary of Boyne USA, Inc. The property is located on land owned by the Province of British Columbia, which has issued a permit allowing use and operation of a ski area until 2034. Cypress Mountain will host the freestyle skiing and snowboarding competitions during the 2010 Winter Olympics. The ski area has been consistently ranked as the second most-visited ski resort in British Columbia and features 358 skiable acres, 38 downhill runs, 12 miles of groomed trails, five chairlifts, a base lodge and an elaborate system of multi-purpose trails. The property will benefit from an estimated $10.3 million in improvements expected to be made to the property and paid for by the Vancouver Olympic Committee. The improvements for these events will include the installation of an additional chairlift, snowmaking equipment, an aerial jump site, a mogul course and a snowboard half-pipe. We have entered into a long-term, triple-net lease with a Boyne USA, Inc. subsidiary to operate the ski area.

On April 27, 2006, we acquired Palmetto Hall Plantation Club in Hilton Head, South Carolina for a purchase price of $7.6 million. The property includes two 18-hole golf courses designed by Arthur Hills and Robert Cupp, a 14,000 square-foot clubhouse with a pro shop, a golf maintenance center, two tennis courts and a swimming pool. We entered into a long-term, triple-net lease with a subsidiary of Heritage Golf Group, LLC, a nationwide owner and operator of golf properties, to operate the club.

Also on April 27, 2006, we acquired the Route 66 Harley-Davidson dealership in Tulsa, Oklahoma for a purchase price of $6.5 million. The 46,000 square-foot facility includes merchandise, parts and service departments, a 50’s-style 5 & Diner restaurant and conference and event facilities. The Route 66 Harley-Davidson dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country. We entered into a twenty-year, triple-net lease with Route 66 Real Estate, LLC, the prior owner of the property, to operate the dealership.

On April 21, 2006, we acquired two Hawaiian Falls-branded outdoor waterparks near Dallas, Texas for an aggregate purchase price of $12.1 million. The properties are located in the towns of The Colony and Garland, Texas on municipally owned land. The waterparks feature a variety of slide, tube, wave pool and lazy river attractions, as well as special children’s areas. We entered into long-term, triple-net sub-leases with HFE Horizon, LP, a waterpark owner and operator, to operate the waterparks. HFE Horizon, LP has entered into a licensing and merchandising agreement with Big Idea, Inc. in 2006 for daily appearances at the parks by certain VeggieTales characters.

Our board of directors declared distributions of $0.0458 per share to stockholders of record on April 1, May 1 and June 1, 2006, which were paid by June 30, 2006. Our board of directors also declared distributions of $0.0458 per share to stockholders of record on July 1, 2006, $0.0466 per share to stockholders of record on August 1, 2006 and $0.0475 per share to stockholders of record on September 1, 2006, all of which will be paid by September 30, 2006.

All references to “Wachovia Bank” throughout the prospectus are replaced with “USBank Corporate Trust Services.”

COVER PAGE

The following paragraph updates the legends on the cover page of the prospectus:

We will only use proceeds from this offering for the purposes stated in the “Use of Proceeds” section of the prospectus. Subscription funds will initially be held in an interest-bearing escrow account for our benefit.

SUITABILITY STANDARDS

HOW TO SUBSCRIBE

The following paragraph updates and replaces the second paragraph of this section on page iii of the prospectus.

If you meet the suitability standards described above and wish to subscribe for shares, complete and execute the subscription agreement and deliver it to your broker-dealer with a check for the full purchase price of the shares. Checks should still be made payable to “WBNA Escrow Agent for CNL Income Properties, Inc.” Certain participating broker-dealers who have “net capital,” as defined in the applicable federal securities regulations, of $250,000 or more, may instruct their customers to make their checks for shares for which they have subscribed payable directly to them. Partnerships, individual fiduciaries signing on behalf of trusts, estates, and in other capacities, and persons signing on behalf of corporations and corporate trustees may be required to provide additional documents to participating broker-dealers. We may reject any subscription in whole or in part, regardless of whether you meet the minimum suitability standards.

THE OFFERING

As of August 31, 2006, we had received subscriptions from this offering of $100.7 million (10,087,919 shares). As of that same date, we had received aggregate offering proceeds totaling $520.7 million in connection with our initial offering and this offering, including $8.2 million for 861,840 shares purchased through our reinvestment plan. This amount excludes $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of the initial offering and $1.2 million for 117,708 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

RISK FACTORS

REAL ESTATE AND OTHER INVESTMENT RISKS

The following risk factor heading is added to the last paragraph on page 20 of the prospectus under the section titled “There are risks associated with lending:”

Borrower defaults may be costly for us due to litigation expenses of recovering funds and the possibility that borrowers are unable to pay their debt to us.

The following risk factor is added after the first full risk factor on page 17 of the prospectus:

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act; maintenance of our Investment Company Act exemption imposes limits on our operations. We are not registered as an investment company under the Investment Company Act of 1940, as amended, based on exclusions that we believe are available to us. We have conducted our operations and intend to continue to conduct our operations so as not to become regulated as an investment company under the Investment

Company Act. We believe that there are a number of exemptions under the Investment Company Act that may be applicable to us.

If we fail to maintain an exemption or other exclusion from registration as an investment company, we could, among other things, be required either (a) to substantially change the manner in which we conduct our operations to avoid registering as an investment company or (b) to register as an investment company. If we were registered as an investment company, we would have to comply with a variety of substantive requirements that would:

•	place limits on our capital structure;

•	impose restrictions on specified investments;

•	prohibit transactions with affiliates;

•	require us to change the composition of our board of directors; and

•	require us to comply with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

In order to maintain our exemption from regulation under the Investment Company Act, we must engage primarily in the business of buying real estate assets or real estate related assets. These investments must be made within a year after the offering ends. If we are unable to invest a significant portion of the proceeds of this offering in real estate assets within one year of terminating the offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns. Doing so would likely reduce the cash available for distribution to you.

Further, to maintain compliance with the Investment Company Act exemption, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income or loss generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy. To avoid regulation as an investment company, we must be engaged primarily in a business other than that of owning, holding, trading or investing in securities. We may invest in assets that are determined to be securities rather than interests in, or liens upon, real estate. If a sufficient amount of our assets were determined to be securities instead of interests in, or liens upon, real estate, we would be required to register as an investment company.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business. Also, because affiliate transactions are prohibited under the Investment Company Act, failure to maintain our exemption would force us to terminate our Advisory Agreement and all other agreements with affiliates. Any of these results would be likely to have a material adverse effect on our business, our financial results and our ability to make distributions to stockholders.

The following risk factor is added after the first full risk factor on page 19 of the prospectus.

Compliance with the Americans with Disabilities Act may reduce our expected distributions. Under the Americans with Disabilities Act, or ADA, all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Complying with the requirements could require us to remove access barriers. Failing to comply could result in the imposition of fines by the federal government or an award of damages to private litigants. Although we intend to acquire properties that substantially comply with these requirements, we may incur additional costs to comply with the ADA. In addition, a number of additional federal, state and local laws may require us to modify any properties we purchase, or may restrict further renovations thereof, with respect to access by disabled persons. Additional legislation could impose financial obligations or restrictions with respect to access by disabled persons. Although we believe that these costs will not have a material adverse effect on us, if required changes involve a greater amount of expenditures than we currently anticipate, our ability to make expected distributions could be adversely affected.

The following risk factor is added on page 23 of the prospectus:

Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability. Terrorist attacks may negatively affect our operations and your investment. We may acquire real estate assets located in areas that are susceptible to attack. These attacks may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in, or damage to, the United States and worldwide financial markets and economy, all of which could adversely affect our tenants’ ability to pay rent on their leases or our ability to borrow money or issue capital stock at acceptable prices and have a material adverse effect on our financial condition, results of operations and ability to pay distributions to you.

BUSINESS

PROPERTY ACQUISITIONS

The following information updates and replaces the first two sentences in the section relating to “Merchandise Marts” under the heading “Dallas Market Center Property” beginning on page 67 of the prospectus:

Dallas Market Center Property

Through a partnership with the Dallas Market Center (“DMC”), a Dallas company affiliated with Crow Holdings, Inc., we own an 80% interest in the Dallas Market Center (the “DMC Partnership”). We acquired our initial interest in the DMC Partnership and the Dallas Market Center through a series of three investments contributing approximately $71.1 million in equity.

The following information updates and replaces the first sentence in the section relating to “Destination Retail and Entertainment Centers” under the heading “Intrawest Resort Village Properties” beginning on page 69 of the prospectus:

Intrawest Resort Village Properties

In December 2004, we acquired an 80% interest, through unconsolidated entities (the “Intrawest Partnership”), and invested approximately $41.9 million in retail and commercial properties at seven resort villages in the U.S. and Canada (the “Resort Village Properties”), six of which are located near ski resorts and one of which is located near a beach and golf resort.

The following table replaces the table on pages 76 and 77 of the prospectus:

The following table presents the historical operating data of the Resort Village Properties including average occupancy rates and effective annual rents per square foot for the past five years or the period during which the property has been in operation, whichever is longer.

Location	Fiscal year (1)	Average occupancy rate	Effective annual rent per square foot (2)
Blue Mountain	2005	97%	$30.60	(3)
	2004	95%	19.87	(3)
	2003	100%	23.73	(3)
	2002	— (4)	—	(4)
Whistler Creekside	2005	93%	$31.15	(3)
	2004	86%	8.46	(3)(5)
	2003	100%	—	(5)
	2002	100%	—	(5)
	2001	100%	—	(5)
Copper (6)	2005	94%	$18.93
	2004	73%	18.42
	2003	82%	19.94
	2002	81%	15.21
Mammoth	2005	95%	$37.15
	2004	86%	25.40
	2003	0%	—	(7)
Sandestin (8)	2005	100%	$25.19
	2004	100%	36.24
	2003	100%	20.54
	2002	0%	—	(8)
Snowshoe	2005	95%	$25.34
	2004	86%	22.22
	2003	83%	21.72
	2002	91%	21.50
	2001	91%	—
Stratton	2005	99%	$19.72
	2004	100%	25.35
	2003	100%	15.97
	2002	100%	21.55
	2001	100%	10.67

FOOTNOTES:

(1)	Data presented for 2005 is for the calendar year ended December 31 and data presented for 2001-2004 is presented for fiscal year ended June 30.

(2)	The effective annual rent per square foot for each Resort Village Property was calculated by dividing the total annual rent by the total leasable square footage in the Resort Village Property at year end (including vacant spaces), subject to adjustment per notes 1, and 4-6.

(3)	Amount converted from Canadian dollars to U.S. dollars as of the applicable year-end date. The exchange rate at December 31, 2005 was $0.858 U.S. dollar for $1.00 Canadian dollar. The exchange rate at June 30, 2004 was $0.744 U.S. dollar for $1.00 Canadian dollar. The exchange rate at June 30, 2003 was $0.743 U.S. dollar for $1.00 Canadian dollar .

(4)	Construction of the first building was completed in fiscal year 2002; however, no tenants occupied the space until fiscal year 2003. A new building was completed during fiscal year 2003 and was under lease-up during fiscal year 2004.

(5)	The annual revenue used to calculate the effective annual rent per square foot does not reflect rent for Intrawest and its related party tenants who were not charged rent during the periods prior to the sale of the Canadian Resort Village Properties. The occupancy rate, however, reflects the occupancy of all commercial space at Whistler Creekside that is included in this transaction, including commercial space occupied by Intrawest and its affiliates.

(6)	Annual revenue used to calculate the effective annual rent per square foot does not reflect rent for Intrawest and its related party tenants who were not charged rent during the periods prior to the sale of the U.S. Resort Village Properties. The underlying square footage data used to calculate the occupancy excludes the retail and commercial space occupied by Intrawest and its related party tenants who were not charged rent.

(7)	Construction of the retail and commercial space was completed in fiscal year 2003; however, no tenants occupied the space until fiscal year 2004.

(8)	Construction of the retail and commercial space was completed on the first building in fiscal year 2002; however, no tenants occupied the space until fiscal year 2003.

The fifth paragraph on page 78 of the “Other Attractions” section of the prospectus is deleted.

The following information supplements the Property Acquisitions section, which begins on page 67 of the prospectus:

SKI PROPERTIES

Cypress Mountain

On May 30, 2006, we acquired the Cypress Mountain ski area in British Columbia, Canada (the “Cypress Mountain Property”) for a purchase price of $27.5 million from Cypress Bowl Recreations Limited Partnership (“Boyne – Cypress”), a subsidiary of Boyne USA, Inc. (“Boyne”). The property is located approximately 13 miles north of Vancouver, British Columbia and 42 miles from the U.S./Canadian border on land owned by the Province of British Columbia, which has issued a permit allowing use and operation of a ski area until 2034. Due to certain legal and tax requirements, we acquired the land permit and real property at the Cypress Mountain Property through a trust (the “Trust”) and the personal property assets through a separately capitalized Canadian entity (the “Personal Property Owner”). Boyne has the option to repurchase the property at a price that will result in a fixed return to us. The option is exercisable by Boyne beginning in the seventh year through the 25th year following the acquisition.

Cypress Mountain will host the freestyle skiing and snowboarding competitions during the 2010 Winter Olympics. Consistently ranked the second most-visited ski resort in British Columbia, the property features 38 downhill runs, five chairlifts, a base lodge and an elaborate system of multi-purpose trails. Cypress Mountain has an average annual snowfall of 20 feet, 358 skiable acres and a vertical rise of 1,712 feet. The ski area offers downhill skiing, snowboarding and cross-country skiing activities for more than 2,000 skiers per day on 12 miles of groomed trails. The Cypress Mountain Property, which is primarily a family-oriented, day-ski venue, offers night skiing/riding, snowsport instruction, a cafeteria, lounge facilities and an equipment retail, rental and repair shop. The property will benefit from an estimated $10.3 million in improvements expected to be made to the property and paid for by the Vancouver Olympic Committee. The improvements for these events will include the installation of an additional chairlift, snowmaking equipment, an aerial jump site, a mogul course and a snowboard half-pipe.

The approximate federal income tax basis of the depreciable portion of the property is $27,500,000. We believe the property is adequately insured, and there are currently no major capital expenditures, other than the Olympic improvements, planned for the ski area.

Leases. At the time of the acquisition, the Trust and the Personal Property Owner each entered into long-term, triple-net leases with Boyne – Cypress as tenant. Each of the leases has a term of 20 years with four 5-year renewal options and is cross-defaulted with the lease covering the Gatlinburg Sky Lift Property. The combined minimum annual rent in the initial year is annualized at approximately $2.9 million and will increase during the term of the lease to a maximum of $3.7 million. Total percent rent is a negotiated percentage of revenue capped at a variable percentage of property gross revenues. These U.S. dollar amounts have been converted from Canadian dollars based on an exchange rate of $0.907 U.S. dollar for $1.00 Canadian dollar as of June 2, 2006. Boyne has guaranteed the tenant’s payment of minimum annual rent under the leases for the first four years. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

The following table contains information on historical ski revenue for the Cypress Mountain Property.

Season	Revenue per skier
2004-2005	$61.81
2003-2004	$45.95
2002-2003	$51.29

Boyne USA, Inc. For information on this operator, see the section entitled Business-Property Acquisitions-Other Attractions-Gatlinburg Sky Lift Attraction-Boyne USA, Inc.” on page 82 of the prospectus.

Competition. Cypress Mountain is located in British Columbia and generally competes with 36 other ski and snowboard areas. Whistler and Blackcomb Mountains, Grouse Mountain and Mount Seymour are the closest in proximity to Cypress Mountain. Whistler and Blackcomb Mountains are located two hours from Vancouver, British Columbia. Whistler Mountain has an average annual snowfall of 30 feet, 4,757 skiable acres, over 100 trails, eight restaurants, a peak elevation of 7,160 feet and 16 chairlifts. Blackcomb Mountain has an average annual snowfall of 30 feet, 3,414 skiable acres, over 100 trails, nine restaurants, a peak elevation of 7,494 feet and 17 chairlifts. In addition, Grouse Mountain and Mount Seymour, located 15 minutes from downtown Vancouver, compete directly with Cypress Mountain for day-skier visits. Grouse Mountain offers a summit elevation of 4,100 feet, a vertical drop of 1,260 feet, 212 skiable acres, nine chairlifts, 24 trails and has an average annual snowfall of ten feet. Mount Seymour has a summit elevation of 4,134 feet, a vertical drop of 1,115 feet, 600 skiable acres, 5 chairlifts, 24 trails and an average annual snowfall of over 14 feet.

Bretton Woods Resort

On June 23, 2006 (the “Closing Date”), we acquired the Bretton Woods Mountain Resort, a ski destination located in northern New Hampshire (the “Bretton Woods Property”), from MWH Preservation Limited Partnership (“MWH”) for a purchase price of $45.0 million, excluding closing costs. We paid $38.5 million of the purchase price on the Closing Date and issued a note for $6.5 million bearing interest at 5.8% per annum due on the fourth anniversary of the Closing Date. The total amount anticipated to be due to MWH on the fourth anniversary of the Closing Date is $8.0 million.

The Bretton Woods Property includes the Bretton Woods Ski Area, the Bretton Woods Ski Lodge, tennis facilities, the four-season National Historic Landmark Mount Washington Hotel, The Bretton Arms Country Inn, The Lodge at Bretton Woods and a freestanding 4,500 square-foot restaurant. The Bretton Woods Ski Area includes 434 skiable acres, 62 miles of groomed trails and 9 chairlifts. The lodging facilities on the property provide a total of 284 rooms. BW Land Holdings, LLC (“BW Holdings”), an entity formed by Celebration Associates and Crosland, Inc., acquired the remaining 900 acres of the resort, which includes two golf courses, equine stables, the Nordic Ski Center, utilities and undeveloped land that may allow for the future development of real estate units and other amenities (the “BW Holdings Property”). BW Holdings has agreed to give us a right of first offer to purchase any portion of commercially developed BW Holdings Property prior to marketing it for sale.

The approximate federal income tax basis of the depreciable portion of the Bretton Woods Property is $40,500,000. We believe the Bretton Woods Property is adequately insured, and we have agreed to fund an additional $17.5 million for improvements to be made to the property over the next three years.

Lease. We have entered into two long-term, triple-net leases with BW Resort Management Company, an entity formed by Celebration Associates and Crosland, Inc., that has engaged National Resort Management Group, LLC, a resort management company, to market and operate the Bretton Woods Property. Celebration Associates is a developer of mixed-use, master-planned communities and villages, and Crosland, Inc. is a diversified real estate company. The leases each have a term of 10 years with four 5-year renewal options. The combined minimum annual rent in the initial year is approximately $3.3 million and will increase during the term of the lease to a maximum of $4.5 million. Total percent rent is a negotiated percentage of revenue capped at a variable percentage of property net cash flow. Crosland, Inc. has guaranteed the payment of all rent up to a total amount $5.0 million for the first four years of the lease period. The general terms of the lease are described in the section of the prospectus entitled “Business – Description of Property Leases.”

The following table contains information on historical ski revenue for the Bretton Woods Property.

Season	Revenue per skier
2004-2005	$51.28
2003-2004	$48.18
2002-2003	$47.11

The following table contains information on the historical average occupancy rates, ADR and RevPar for the Bretton Woods Property. See description of RevPAR in the “Other Attractions – Great Wolf Waterpark Resorts” section that begins on page 78 of the prospectus.

Year	Average occupancy rate	ADR	RevPar
2005	47.8%	$191.63	$91.60
2004	46.2%	$183.84	$84.93

Celebration Associates & Crosland, Inc. Celebration Associates is a nationally recognized developer and operator of award-winning, master-planned, mixed-use communities and villages. Crosland, Inc. is one of the Southeast's leading and most diversified real estate companies. Prior to our making a commitment to acquire the Bretton Woods Property, none of Celebration Associates, Crosland nor their subsidiaries or affiliates was related to us, affiliated with us or a partner in our business.

Competition. Stratton Mountain, Stowe Mountain, Loon Mountain, and Waterville Valley are the closest competitors in terms of similarity of product and experience within a 150-mile radius. While not a destination ski area, Mount Wachusett is also a competitor of Bretton Woods Mountain Resort for the Boston ski market and is located one hour outside of Boston. The lodging operations at the Bretton Woods Resort currently compete regionally with non-ski resort properties such as The Balsams, Wentworth by the Sea, Woodstock Inn, Equinox Resort & Spa and The Sagamore.

GOLF COURSES

Palmetto Hall Plantation Club

On April 27, 2006, we acquired Palmetto Hall Plantation Club in Hilton Head, South Carolina (the “Palmetto Hall Property”) for a purchase price of $7.6 million. The property includes two 18-hole golf courses designed by Arthur Hills and Robert Cupp, a 14,000 square-foot clubhouse with a pro shop, a golf maintenance center, two tennis courts and a swimming pool.

The approximate federal income tax basis of the depreciable portion (the building and equipment portion) of the property is $6,840,000. We believe the property is adequately insured, and there are currently no major capital expenditures planned for the golf courses.

Lease. At the time of the acquisition, we entered into a long-term, triple-net lease with a subsidiary of Heritage Golf Group, LLC, a nationwide owner and operator of golf properties (“Heritage”), to operate the property. The lease has a term of 20 years with four 5-year renewal options. The minimum annual rent in the initial year is approximately $640,000, increasing during the term of the lease to approximately $720,000. Total percent rent is a negotiated percentage of revenue capped at a variable percentage of property gross revenues. The general terms of the lease are described in the section of the prospectus entitled “Business – Description of Property Leases.”

The following table contains information on historical golf revenue for the Palmetto Hall Property.

Year	Revenue per round
2005	$99.15
2004	$85.98
2003	$87.74

Heritage Golf Group, LLC. Heritage began operations in 1999. The company has acquired and developed a portfolio of well-known and acclaimed high-end, daily fee, resort and private golf facilities in California, Texas, Georgia, Florida, and South Carolina. Heritage currently operates 99 of the 261 holes available for public play on Hilton Head Island. Prior to our acquisition of the Palmetto Hall Property, neither Heritage nor its subsidiaries or affiliates was related to us, affiliated with us or a partner in our business.

Competition. There are currently 24 golf courses located on Hilton Head Island and more than half of these courses are available for public play, including Palmetto Hall Plantation Club. There are 22 other golf courses located in the nearby off-Island area.

Raven Golf Club at South Mountain™

On June 9, 2006, we acquired Raven Golf Club at South Mountain™ in Phoenix, Arizona (the “South Mountain Property”) from Intrawest Golf Holdings, Inc., a subsidiary of Intrawest Corporation, for a purchase price of $12.75 million. The property, which was built in 1995 on 160 acres, includes an 18-hole golf course with a practice facility and a 4,600 square-foot clubhouse with a pro shop, locker room and a restaurant. We have licensed the use of the Raven brand from Intrawest for uses specific to this property for up to four years.

The approximate federal income tax basis of the depreciable portion of the property is $7,175,000. We believe the property is adequately insured. We have agreed to invest approximately $500,000 in improvements to the property.

Lease. At the time of acquisition, we entered into a long-term, triple-net lease with a subsidiary of I.R.I. Golf Group, LLC, a golf course investment and management company (“IRI”), to operate the property. The lease has a term of 20 years with four 5-year renewal options. The minimum annual rent in the initial year is approximately $1.1 million. Total percent rent is a negotiated percentage of revenue capped at a variable percentage of property gross revenues. The general terms of the lease agreement are described in the section of the prospectus entitled “Business – Description of Property Leases.”

The following table contains information on historical golf revenue for the South Mountain Property.

Year	Revenue per round
2005	$82.12
2004	$78.60
2003	$80.96

I.R.I. Golf Group, LLC. IRI was founded in 1991 by Jeff Silverstein. Since 1996, IRI has broadened its geographical scope in the Southwest, developing four facilities in Texas and Nevada. I.R.I. has extensive golf management experience, owning and operating 19 golf facilities in Arizona, Nevada, North Carolina, South Carolina, Texas and Washington. Prior to the consummation of our acquisition of the South Mountain Property, neither IRI nor its subsidiaries nor affiliates was related to us, affiliated with us or a partner in our business.

Competition. The Phoenix metropolitan area has more than 200 golf courses. The South Mountain course competes with a limited number of high-end, daily-fee golf courses located near downtown Phoenix. The property’s two principal competitors are the Legacy Golf Resort and Whirlwind Golf Club, which charge similar rates per round to the South Mountain course. The other nearby courses charge lower rates per round.

Bear Creek Golf Club

On September 8, 2006, we acquired Bear Creek Golf Club in Dallas, Texas (the “Bear Creek Property”) from Bear Creek DFW Associates, Ltd., an entity affiliated with Hyatt Corporation and Hunt-Woodbine Realty Corporation, for a purchase price of $11.1 million. We acquired a long-term leasehold interest in the real property from the Dallas/Fort Worth International Airport Board, along with improvements to the property. The Bear Creek Property features two public 18-hole golf courses, a practice facility and a 5,700-square-foot clubhouse with a pro shop and a bar and grill.

The approximate federal income tax basis of the depreciable portion of the property is $12.0 million. We believe the property is adequately insured and that there are currently no major capital expenditures planned for the golf courses.

Lease. At the time of acquisition, we entered into a long-term, triple-net lease with an affiliate of Billy Casper Golf, LLC, a golf course investment and management company (“Billy Casper Golf”), to operate the property. The lease has a term of 22 years with four 5-year renewal options. The minimum annual rent in the initial year is approximately $1.0 million, increasing annually to a maximum of $1.1 million. Beginning with the third lease year, total percent rent will be a negotiated percentage of revenue capped at a variable percentage of property gross revenues. The general terms of the lease agreement are described in the section of the prospectus entitled “Business – Description of Property Leases.”

The following table contains information on historical golf revenue for the Bear Creek Property.

Year	Revenue per round
2005	$56.46
2004	$55.94
2003	$54.27

Billy Casper Golf, LLC. Billy Casper Golf, headquartered in Northern Virginia, currently manages or leases 68 golf courses in 21 states. Billy Casper, who captured two U.S. Open wins and a Master championship while on the PGA Tour, partnered with Peter M. Hill and Robert C. Morris to establish the company in 1989. The company has developed and opened 24 new golf courses. Prior to the consummation of our acquisition of the Bear Creek Property, neither Billy Casper Golf nor its subsidiaries or affiliates was related to us, affiliated with us or a partner in our business.

Competition. The Bear Creek Property competes with approximately 12 other daily-fee courses located within 15 miles of the club and the Dallas/Fort Worth International Airport, only two of which feature more than 18 holes. The green fees at the Bear Creek Property are positioned between the lower end of the high-priced courses and the upper end of the moderately priced courses, which helped the club host more than 25,000 outing rounds in 2005. The three closest competitors to the Bear Creek Property are the Sky Creek Ranch Golf Course, Bridlewood Golf Course and the Links at Water Chase, 18-hole golf courses which charge similar rates per round to the Bear Creek courses. The other nearby courses charge lower rates per round.

DEALERSHIPS

Route 66 Harley-Davidson Dealership

On April 27, 2006, we acquired the Route 66 Harley-Davidson dealership in Tulsa, Oklahoma (the “Route 66 Harley-Davidson Property”) from Route 66 Real Estate, LLC for a purchase price of $6.5 million. The 46,000 square-foot facility includes merchandise, parts and service departments, a 50’s-style 5 & Diner restaurant and conference and event facilities. The Route 66 Harley-Davidson dealership was named the 2006 Grand Prize Winner among Dealernews Top 100 powersport retailers in the country.

The approximate federal income tax basis of the depreciable portion of the property is $5,850,000. We believe the property is adequately insured, and there are currently no major capital expenditures planned for the dealership.

Lease. At the time of the acquisition, we entered into a long-term, triple-net lease with Route 66 Real Estate, LLC to operate the property. The lease has a term of 20 years with four 5-year renewal options. The minimum annual rent in the initial year is approximately $560,000, increasing during the term of the lease to approximately $1.0 million. Total percent rent is a negotiated percentage of revenue capped at a variable percentage of property gross revenues. The general terms of the lease agreement are described in the section of the prospectus entitled “Business – Description of Property Leases.”

The following table contains historical total revenue for the Route 66 Harley-Davidson Dealership Property.

Year	Revenue (millions)
2005	$15.1
2004	$12.5
2003	$10.7

Route 66 Real Estate, LLC. Route 66 Real Estate, LLC acquired the Harley-Davidson dealership in December of 1998. The dealership was re-branded with Route 66 as a new prototype dealership. Route 66 Real Estate, LLC is owned by Dr. Larry Wofford, a former Professor of Finance and Real Estate at the University of Tulsa. Prior to our acquisition of the Route 66 Harley-Davidson Property, neither Route 66 Real Estate, LLC nor its subsidiaries or affiliates was related to us, affiliated with us or a partner in our business.

Competition. The Route 66 Harley-Davidson dealership in Tulsa competes directly with one other Harley-Davidson dealership and two Honda dealerships. The competing Harley-Davidson dealership, Myers-Duren Harley-Davidson, is of similar size to the Route 66 Harley-Davidson dealership, but it does not have a restaurant and its revenues are driven primarily from motorcycle sales and servicing. Nationally, Honda is generally recognized as the biggest Harley-Davidson competitor in the big-twin motorcycle category, a style of motorcycle for which Harley-Davidson is most known. Also competing indirectly with the Route 66 Harley-Davidson dealership are two Kawasaki dealerships and two Suzuki dealerships, both of which are within 12 miles of Tulsa. There is also a Big Dog Motorcycles dealership in Tulsa that may impact the local market. Big Dog Motorcycles is a relatively new manufacturer that mass-produces specialized custom-look, big-twin motorcycles.

OTHER ATTRACTIONS

Hawaiian Falls Waterparks

On April 21, 2006, we acquired two Hawaiian Falls-branded outdoor waterparks near Dallas, Texas for an aggregate purchase price of $12.1 million. The properties are located in the towns of The Colony and Garland, Texas on municipally owned land. The waterparks feature a variety of slide, tube, wave pool and lazy river attractions, as well as special children’s areas. We entered into long-term, triple-net sub-leases with HFE Horizon,

LP (“HFE Horizon”) to operate the waterparks. HFE Horizon, LP has entered into a licensing and merchandising agreement with Big Idea, Inc. in 2006 for daily appearances at the parks by certain VeggieTales characters.

The Hawaiian Falls in The Colony, Texas (the “Hawaiian Falls Colony Property”) is located on 7.5 acres 30 miles north of Dallas. The waterpark opened in May of 2004 and operates from May through September each year, recording over 152,000 visitors in 2005. The population within a 15-mile radius of the property, which includes the Texas cities of Plano, Frisco, Addison, Lewisville, Carrolton and Little Elm, is estimated to be 1.46 million. The property operates under a ground lease with the local municipality that expires in December 2043 and has two 5-year extension options.

The Hawaiian Falls in Garland, Texas (the “Hawaiian Falls Garland Property”) is located on 10 acres of the 129-acre W. Cecil Winters Regional Park, 15 miles north of Dallas. The waterpark opened in May of 2003 and operates from May through September each year, and recorded approximately 138,000 visitors in 2005. The population within a 15-mile radius of the property is estimated to be 2.02 million. The property operates under a ground lease with the local municipality that expires in May 2033.

The approximate federal income tax basis of the depreciable portion of the Hawaiian Falls Colony Property is $5,820,000. The approximate federal income tax basis of the depreciable portion of the Hawaiian Falls Garland Property is $6,305,000. We believe the properties are adequately insured, and there are currently no major capital expenditures planned for the waterparks.

Leases. At the time of the acquisition, we entered into two long-term, triple-net sub-leases with HFE Horizon to operate the properties. The leases each have a term of 27 years with no renewal options. The minimum annual rent for the Hawaiian Falls Colony Property is approximately $570,000 in the initial year, increasing during the term of the lease to approximately $640,000. The minimum annual rent for the Hawaiian Falls Garland Property is approximately $615,000 in the initial year, increasing during the term of the lease to approximately $700,000. Total percent rent in each lease is a negotiated percentage of revenue capped at a variable percentage of property gross revenues. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

The following table contains information on historical attendance and revenue for the Hawaiian Falls Colony Property.

Year	Revenue per capita
2005	$13.82
2004(1)	$14.64

FOOTNOTE:

(1)	Property opened late in season 2004.

The following table contains information on historical attendance and revenue for the Hawaiian Falls Garland Property.

Year	Revenue per capita
2005	$14.51
2004	$14.81
2003(1)	$14.67

FOOTNOTE:

(1)	Property opened late in 2003.

HFE Horizon, LP. HFE Horizon, formerly a division of Herschend Family Entertainment (“HFE”), focuses its business on micro-waterparks. The principals of HFE Horizon have been involved in the ownership and operation of theme parks, waterparks and family entertainment centers since 1972. Prior to our acquisition of the waterparks, neither HFE Horizon nor its subsidiaries or affiliates was related to us, affiliated with us or a partner in our business.

Competition. Nationally, Palace Entertainment and Six Flags waterparks compete with smaller waterparks such as the Hawaiian Falls Colony Property and the Hawaiian Falls Garland Property. Locally, the Dallas-Fort Worth summer entertainment market for visitors and residents is served primarily by regional waterparks including Water Works Waterpark, Wet Zone and NRH2O Waterpark, which compete with the properties. The major amusement park in the area is Six Flags Over Texas and its Six Flags Hurricane Harbor waterpark, which competes directly with the properties in the Dallas market.

SELECTED FINANCIAL DATA

The following selected financial data for CNL Income Properties should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations:”

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005 (1)	2005 (1)	2004 (1)	2003 (1)
Operating Data:
Revenues	$4,905,321	$—	$226,666	$—	$—
Operating loss	(952,698)	(1,945,710)	(4,983,770)	(1,280,470)	—
Net income (loss)	8,855,262	2,868,941	6,583,431	(683,263)	—
Net income (loss) per share	0.18	0.21	0.33	(0.17)	—
Weighted average number of shares outstanding (basic and diluted)	49,013,776	13,358,566	19,795,649	4,075,979	20,000
Cash distributions declared and paid (2)	13,094,152	3,308,566	10,096,429	1,172,688	—
Cash distributions declared and paid per share	0.27	0.26	0.54	0.26	—
Cash provided by (used in) operating activities	14,472,691	(591,566)	4,616,474	754,656	(199,000)
Cash used in investing activities	144,559,663	84,784,590	199,063,392	41,780,499	—
Cash provided by financing activities	168,194,536	84,068,475	251,541,482	77,734,960	200,000

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005 (1)	2005 (1)	2004 (1)	2003 (1)
Balance Sheet Data:
Real estate investment properties	$137,871,424	$—	$20,952,902	$—	$—
Investment in unconsolidated entities	176,467,265	124,536,507	207,150,838	41,913,212	—
Mortgages and other notes receivable	57,159,212	—	3,171,083	—	—
Cash	131,440,182	35,402,436	93,804,681	36,710,117	1,000
Total assets	524,651,179	171,003,565	336,795,107	85,956,427	1,311,797
Long term debt obligations	—	—	—	—	—
Total liabilities	33,820,207	11,259,188	12,163,277	11,004,049	1,111,797
Stockholders’ equity	490,830,972	159,744,377	324,631,830	74,952,378	200,000
Other Data:
Funds from operations (“FFO”) (3)	15,568,404	5,392,266	14,170,298	(579,129)	—
FFO per share	0.32	0.40	0.72	(0.14)	—
Properties owned by unconsolidated entities at end of the period	10	8	10	7	—
Properties owned directly at the end of period	8	—	1	—	—
Investments in mortgages and other notes receivable at the end of period	4	—	1	—	—

FOOTNOTES:

(1)	Operations commenced on June 23, 2004 when we received minimum offering proceeds of $2.5 million and funds were released from escrow. We completed our first investment in December 2004. The results of operations for the years ended December 31, 2005 and 2004 are not necessarily indicative of future performance due to the limited time during which we were operational, our incurrence of organizational costs, and having not completed our first investment until December 2004. The results from operations for the six months ended June 30, 2005 includes equity in earnings of our unconsolidated entities, interest income and general operating and administrative expense. Selected financial data for 2003 covers the period August 11, 2003 (date of inception) through December 31, 2003.

(2)	Cash distributions are declared by the board of directors and generally are based on various factors, including expected and actual net cash from operations and our general financial condition, among others. Approximately 76.5%, 40.0%, 51.9%, 24.0% and 0.0% of the distributions received by stockholders were considered to be ordinary income and approximately 23.5%, 60.0%, 48.1%, 76.0% and 0.0% were considered a return of capital for federal income tax purpose for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003, respectively. We have not treated such amounts as a return of capital for purposes of calculating the stockholders’ return on their invested capital.

(3)	We consider funds from operations (“FFO”) to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) and as used herein, means net income determined in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. We believe that by excluding the effect of depreciation and amortization, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income); (ii) is not necessarily indicative of cash flow available to fund cash needs; and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies. Accordingly, we believe that in order to facilitate a clear understanding of the consolidated historical operating results, FFO should be considered in conjunction with our net income as reported in the accompanying consolidated financial statements and notes thereto.

Reconciliation of net income (loss) to FFO for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003:

	Six Months End June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
Net income (loss)	$8,855,262	$2,868,941	$6,583,431	$(683,263)	$—
Adjustments:
Depreciation and amortization	1,169,966	—	17,224	—	—
Equity in earnings of unconsolidated entities	(6,821,070)	(4,482,098)	(10,289,841)	(218,466)	—
Pro-rata share of FFO from unconsolidated entities (a)	12,364,246	7,005,423	17,859,484	322,600	—

Total funds from operations	$15,568,404	$5,392,266	$14,170,298	$(579,129)	$—

Weighted average number of shares of common stock outstanding (basic and diluted)	49,013,776	13,358,566	19,795,649	4,075,979	20,000

FFO per share (basic and diluted)	$0.32	$0.40	$0.72	$(0.14)	$—

FOOTNOTES:

(a)	In calculating our pro-rata share of FFO from unconsolidated entities, we first calculate FFO independently for each unconsolidated entity. We then determine our share of the FFO from each unconsolidated entity by multiplying the FFO for each such entity by the percentage of income that we recognize in our equity in earnings from the unconsolidated entity during the reporting period. The percentage of income that we recognize as equity in earnings for each unconsolidated entity is determined using the HLBV method of accounting. FFO per share decreased during the six months ended June 30, 2006 as compared to the same period in 2005 primarily due to (i) our partner in the DMC Partnership receiving a greater share of earnings and FFO during 2006 than in 2005 as a result of income and FFO being allocated between us and our partners using the HLBV method of accounting and (ii) as a result of the dilution caused by uninvested offering proceeds received from our common stock offering. Because of the way income and FFO are allocated using the HLBV method of accounting, the historical FFO we recognized from our unconsolidated entities is not indicative of FFO that we will be allocated to us in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis relates to the quarters and six months ended June 30, 2006 and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 102 of the prospectus:

INTRODUCTION

The following discussion is based on the condensed consolidated financial statements as of June 30, 2006 and December 31, 2005 and for the quarters and six months ended June 30, 2006 and 2005. Amounts as of December 31, 2005 included in the unaudited condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto, as well as the consolidated financial statements and notes thereto included in our annual report on Form 10-K for the year ended December 31, 2005.

STATEMENT REGARDING FORWARD LOOKING INFORMATION

The following information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements generally are characterized by the use of terms such as “may,” “will,” “should,” “plan,” “anticipate,” “estimate,” “intend,” “predict,” “believe” and “expect” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Some factors that might cause such a difference include the following: conditions affecting the CNL brand name, increased direct competition, changes in general economic conditions, changes in government regulations, changes in local and national real estate conditions, terrorism, extended U.S. military combat operations, our ability to obtain additional lines of credit or permanent financing on satisfactory terms, availability of proceeds from our offering of shares changes in interest rates, our ability to identify suitable investments, our ability to close on identified investments, inaccuracies of our accounting estimates, our ability to locate suitable tenants and operators for our properties and borrowers for mortgage loans, and the ability of such tenants and borrowers to make payments under their respective leases or mortgage loans. Given these uncertainties, we caution you not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

GENERAL

CNL Income Properties, Inc. was organized pursuant to the laws of the State of Maryland on August 11, 2003. We were formed primarily to acquire directly and indirectly properties in the United States that will be leased on a long-term (generally five to 20 years, plus multiple renewal options), triple-net or gross basis to tenants or operators who are significant industry leaders. We may also make or acquire loans (mortgage, mezzanine and other loans) or other permitted investments related to interests in real estate and may purchase equity and other interests in financings. We currently operate and have elected to be taxed as a real estate investment trust (a “REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2004. We have retained CNL Income Corp. (the “advisor”) as our advisor to provide management, acquisition, advisory and administrative services.

Beginning on April 16, 2004, we offered for sale up to $2.0 billion in shares of common stock (200 million shares of common stock at $10 per share) pursuant to a registration statement on Form S-11 under the Securities Act of 1933, as amended. We commenced active operations on June 23, 2004, when the minimum required offering proceeds were received and funds were released to us from escrow. The activities from August 11, 2003 (our inception) through June 23, 2004 were devoted to the organization of the company. On September 29, 2005, in anticipation of the end of our initial offering, we filed a registration statement on Form S-11 under the Securities Act of 1933, as amended. On March 31, 2006, we stopped selling shares of our common stock from our initial offering in preparation for the current offering of $2.0 billion in shares of common stock (200 million shares of common stock at $10.00 per share) including up to $47.5 million in shares of common stock (5 million shares of common stock at $9.50) available for sale under the terms of our distribution reinvestment plan. On April 4, 2006, the registration statement was declared effective and we began selling shares of common stock under the current offering.

The following table summarizes our public offerings as of June 30, 2006:

	Initial offering		Current 0ffering		Total
	Shares	Dollars (in millions)	Shares	Dollars (in millions)	Shares	Dollars (in millions)
Subscriptions received	51,246,465	$513.0	5,128,051	$50.2	56,374,516	$563.2
Subscriptions received pursuant to reinvestment plan	861,879	8.2	373,449	3.5	1,235,328	11.7
Redemptions	(50,664)	(0.5)	(34,336)	(0.3)	(85,000)	(0.8)
Number of investors	17,596		1,635		19,231

In addition to the shares sold through our public offerings, our advisor purchased 20,000 shares for $200,000 preceding the commencement of our initial offering. In December 2004, approximately $1.2 million (117,708 restricted common shares) was issued to CNL Financial Group, Inc., a company affiliated with our advisor and wholly owned indirectly by our Chairman of the board and his wife.

We have and will continue to focus our investment activities on and use the proceeds of our offerings primarily for the acquisition, development and ownership of lifestyle properties.

LIQUIDITY AND CAPITAL RESOURCES

General

Our principal demand for funds will be for property acquisitions, loans and other permitted investments and the payment of operating expenses and distributions to stockholders. Generally, our cash needs for items other than property acquisitions will be generated from operations, our investments or advances from affiliates, although our affiliates are not obligated to advance such funds, and from our revolving line of credit.

We intend to continue to acquire properties, make or acquire loans (mortgage, mezzanine and other loans) or other permitted investments with proceeds from our public offerings and permanent debt financing to be obtained. If sufficient capital is not raised, it would limit our ability to acquire additional properties, make or acquire loans or permitted investments. This could impact our ability to pay distributions or raise the distribution rate due to our limited income from operations, unless we choose to borrow to do so. Our ability to acquire properties is in part dependent upon our ability to locate and contract with suitable third-party tenants. The inability to locate suitable tenants may delay our ability to acquire certain properties. Not only are we experiencing increased competition in our targeted asset classes, we are also challenged due to the complex and expensive structures we must use to acquire properties due to the tax and legal requirements of being a REIT. Delays in acquiring properties or making or acquiring loans with the capital raised from our common stock offering dilute our ability to pay distributions to our existing stockholders.

We intend to continue to pay distributions to our stockholders on a quarterly basis. Operating cash flows are expected to be generated from properties, loans and other permitted investments to cover such distributions. In the event we are unable to acquire properties at the pace expected, we may not be able to continue to pay distributions to stockholders or may need to reduce the distribution rate or borrow to continue paying distributions, all of which may negatively impact a stockholder’s investment in the long term.

We believe that our current and anticipated capital resources, including cash on hand and the availability of funds from our revolving line of credit are sufficient to meet our liquidity needs for the coming year.

Common Stock

As of June 30, 2006, we have received total proceeds of approximately $574.9 million (57,609,844 shares) from investors through our public offerings. For the six months ended June 30, 2006, we received subscription proceeds of approximately $197.1 million (19,745,002 shares). During the period July 1, 2006 through August 4, 2006, we received additional subscription proceeds of approximately $25.8 million (2,633,942 shares). We primarily use the capital we raise to acquire properties, make or acquire loans and make other permitted investments and to pay fees and expenses in connection with our stock offerings and acquisitions.

Investments in and Distributions from Unconsolidated Entities

As of June 30, 2006, we had invested in properties at ten locations through our unconsolidated entities. We are entitled to receive quarterly cash distributions from our unconsolidated entities. For the six months ended June 30, 2006 and 2005, we received operating distributions of approximately $9.7 million and $2.0 million, respectively, from the operation of these entities. These distributions are generally received within 45 days after each quarter end. Distributions receivable from our unconsolidated entities as of June 30, 2006 and December 31, 2005 were approximately $3.0 million and $4.9 million, respectively.

The following table summarizes the change in distributions declared to us from our unconsolidated entities (in thousands):

Period	Wolf Partnership (1)	DMC Partnership (2)	Intrawest Venture (3)	Total
Six months ended 2006	$1,535	$5,148	$1,585	$8,268
Six months ended 2005	—	2,269	1,927	4,196

Increase (decrease)	$1,535	$2,879	$(342)	$4,072

FOOTNOTES:

(1)	The Wolf Partnership acquired the properties during the fourth quarter of 2005.

(2)	For the six months ended June 30, 2006 in comparison to 2005, the increase in distributions declared is primarily due to the ownership of World Trade Center and International Floral Gift Center (collectively the DMC property) for the entire six months ended June 30, 2006. During the same period in 2005, the distributions declared reflects the ownership of the World Trade Center from February 14, 1005 through June 30, 2005 and International Floral Gift Center from May 25, 2005 through June 30, 2005.

(3)	The overall decrease in distributions declared is primarily due to the increase in working capital reserves at the Intrawest Venture which reduced cash available for distribution during the six months ended 2006 in comparison to the same period in 2005.

The agreements governing our ventures provide for us to receive a preferred return on our invested capital ahead of any returns to our partners. We expect to receive our full preferred returns from our ventures for the year ending December 31, 2006 with the exception of the Wolf Partnership, for which we expect to receive less than our full preference as a result of the properties owned by this partnership performing below expectations for the year.

Borrowings

We intend to borrow money to acquire assets and to pay certain related fees. We also intend to encumber assets in connection with such borrowings. In general, the aggregate amount of permanent financing is not expected to exceed 50% of our total assets on an annual basis, however, it may likely exceed 50% for a limited period in our early acquisition stage. The maximum amount we may borrow is 300% of our net assets in the absence of a satisfactory showing that a higher level of borrowing is appropriate. In order to borrow an amount in excess of 300% of our net assets, a majority of the independent members of our board of directors must approve the borrowing, and the borrowing must be disclosed and explained to stockholders in our first quarterly report after such approval occurs. We have borrowed and may continue to borrow money to pay distributions to stockholders.

We plan to obtain lines of credit in an amount up to $100 million. The lines of credit may be increased at the discretion of our board of directors and may be repaid with offering proceeds, proceeds from the sale of assets and the repayment of loans made, working capital or permanent financing. On March 24, 2006, we entered into an agreement for a $20.0 million revolving line of credit with Colonial Bank, N.A. The line of credit replaced a previously existing $5.0 million line of credit with Branch Banking & Trust Company and will primarily be used for working capital needs, to temporarily fund distributions to stockholders and to provide bridge financing on real estate investments. The line of credit is unsecured, bears interest at the 30-day LIBOR (approximately 5.33% on June 30, 2006) plus 2.25% and has a term of two years with monthly payments of interest only and principal due at maturity on March 24, 2008. As of June 30, 2006, borrowings outstanding under the line of credit were approximately $7.3 million. The balance outstanding on our previous line of credit at December 31, 2005 was approximately $4.5 million. The terms of the line of credit agreement require us to meet certain customary financial covenants and ratios including (a) a total permanent debt to total assets ratio of no more than 65%, (b) a tangible net worth of no less than $200.0 million and (c) a ratio of distributions to funds from operations of no more than 110%. We were in compliance with these covenants at June 30, 2006. Additionally, we are required to maintain a zero balance on the line of credit for a 30-day period during the first quarter of each year beginning in 2007. We believe we will have sufficient cash on hand or other sources of liquidity available to meet this requirement.

As of June 30, 2006 the Company had the following note payable:

Description	Amount	Interest rate	Terms
Note payable to seller in connection with the acquisition of Bretton Woods	$6,500,000	5.769%	All principal and interest due on June 19, 2010. We have obtained a letter of credit secured by an $8.0 million certificate of deposit pledged as collateral for the repayment of principal and interest for this loan.

See the section below titled “Off Balance Sheet and Other Arrangements – Borrowings of Our Unconsolidated Entities” for a description of the borrowings of our unconsolidated entities.

Mortgages and Other Notes Receivable

The following is a summary of the four loans that we have made as of June 30, 2006:

Description	Date of loan agreement	Maturity date	Interest rate		Loan principal amount	Accrued interest
Consolidated Conversion, LLC (hotel conversion)	9/29/2005	4/30/2007	15.0	% (1)	$3,000,000	$—
Plaza Partners, LLC (hotel conversion)	2/28/2006	2/28/2007	15.0	% (2)	$16,800,000	$122,500
Mizner Court Holdings, LP (condominium conversion)	3/10/2006	11/9/2007	LIBOR + 7.0	% (3)	$15,000,000	$111,824
Shorefox Development, LLC (lifestyle community development)	3/13/2006	3/10/2009	13.5	% (4)	$20,000,000	$—

FOOTNOTES:

(1)	Pursuant to the loan agreement, the loan earns interest at a rate of 15.0% per year and requires monthly and interest payment based on an annual percentage rate of 8.5% with the remaining 6.5% becoming due and payable upon the loan’s maturity. The term of the loan is 18 months and may be extended by the borrower for up to three additional six-month periods. The loan is collateralized by a first mortgage on ten vacant acres of land adjacent to the hotel and a second priority mortgage on the remainder of the property which includes the hotel. Completion of the condominium conversion and related improvements is guaranteed by the principals of Consolidated Conversions, LLC. The loan may be prepaid at anytime, but in no event we will receive less than a 15% return for at least one year.

(2)	Pursuant to the loan agreement, the loan earns interest at a rate of 15.0% per year and requires monthly and interest payment based on an annual percentage rate of 8.75% with remaining 6.25% becoming due and payable upon the loan’s maturity. The term of the loan is 12 months and may be extended by the borrower for up to two additional six-month periods. The loan is collateralized by a first mortgage on the property.

(3)	The loan was purchased from Column Financial, Inc., as former lender, to Mizner Court Holdings, LP. Mizner Court Holdings, LP is a partnership owned by a subsidiary of GE Capital called GEBAM, Inc. and by Stoltz Mizner Court, LP. The initial term of the loan is 24 months and has 20 months remaining with a one year extension option. The interest rate is at one month LIBOR (approximately 5.33% on June 30, 2006) plus 7.0%. The mezzanine loan is collateralized by a pledge of all the partnership interests in Mizner Court, LP and is guaranteed as to interest payments and as to completion by Morris L. Stoltz II.

(4)	Pursuant to the loan agreement, we agreed to provide financing up to $40.0 million in connection to the development of the infrastructure of an Orvis branded lifestyle community in Granby, Colorado. As of June 30, 2006, we have contributed $20.0 million. The loan requires interest payments based on an annual interest rate of 9.5% paid monthly with the remaining 4.0% becoming due and payable upon the loan’s maturity. The term of the loan is 36 months and may be extended by the borrower up to 12 months. The loan may not be prepaid during the first year. The loan is collateralized by a first mortgage on a portion of the Granby property. The loan is personally guaranteed by the principals of Shorefox Development, LLC until $10.0 million in infrastructure is completed. Loan origination fees of $400,000 were paid to us in connection with making this loan. This amount was recorded as a reduction in the value of the note receivable on the accompanying condensed consolidated balance sheet and will be amortized into interest income over the initial term of the loan.

We record acquisition fees incurred in connection with making the loans as part of the note receivable balance and amortize the amounts as a reduction of interest income over the term of the notes. Acquisition fees, net of accumulated amortization were $1,734,344 and $100,000 and loan origination costs, net of accumulated amortization were $358,595 and zero, as of June 30, 2006 and December 31, 2005, respectively. The deferred portion of interest receivable totaling $749,139 and $49,833 as of June 30, 2006 and December 31, 2005, respectively, is included in the mortgages and other notes receivable balance.

Related Party Arrangements

In accordance with the advisory agreement, the advisor and affiliates are entitled to receive certain fees and reimbursable expenses in connection with our offerings. These fees and reimbursable expenses include: selling commissions on gross offering proceeds, a marketing support fee on gross offering proceeds and reimbursement of actual expenses incurred in connection with due diligence of the offering. The managing dealer is entitled to selling commissions of 6.5% and 7.0% of gross offering proceeds and a marketing support fee of 2.5% and 3.0% of gross offering proceeds for the initial and current offerings, respectively, as well as actual expenses of up to 0.10% incurred in connection with due diligence of the offering. A substantial portion of the selling commissions and marketing support fees and all of the due diligence expenses are reallowed to third-party participating broker dealers.

As of June 30, 2006 and December 31, 2005, we owed our advisor and certain of its affiliates approximately $14.4 million and $7.1 million, respectively, for certain organizational and offering expenses, acquisition fees, asset management fees, selling commissions, marketing support fees, due diligence expense reimbursements and operating expenses incurred on our behalf. In accordance with our amended and restated articles of incorporation, the total amount of certain offering, organizational and stock issuance costs we pay may not exceed 13% of the aggregate offering proceeds. We are not obligated to pay our advisor or certain of its affiliates costs that exceed the 13% limitation at the end of each offering. As of June 30, 2006, there were no offering costs in excess of the 13% limitation that had been billed to us.

In addition, to the extent that operating expenses, in any four consecutive fiscal quarters (the “Expense Year”), exceed the greater of 2% of average invested assets or 25% of net income, the advisor is required to reimburse us the amount by which the total operating expenses paid or incurred exceed the greater of the

2% or 25% threshold (the “Expense Cap”). For the Expense Year ended June 30, 2006, operating expenses did not exceed the Expense Cap.

We maintain certain bank accounts in a bank in which our chairman and a director of our board also serve as directors, and in which CNL Financial Group, Inc., an affiliate of our company, is a stockholder. The amount deposited with this bank was approximately $1.0 million as of June 30, 2006.

Distributions

We intend to pay distributions to our stockholders on a quarterly basis. The amount of distributions declared to our stockholders will be determined by our board of directors and is dependent upon a number of factors, including expected and actual net cash from operations for the year, our financial condition, an analysis of current and projected long-term stabilized cash flows from our properties, our objective of continuing to qualify as a REIT for federal income tax purposes, the actual operating results of each quarter, economic conditions, other operating trends, capital requirements and avoidance of volatility of distributions. Operating cash flows are expected to be generated from properties, loans and other permitted investments acquired or made by us. We declared and paid distributions of approximately $13.1 million ($0.2748 per share) and $3.3 million ($0.2606 per share) for the six months ended June 30, 2006 and 2005, respectively. We funded the distribution payment of approximately $7.3 million for the quarter ended June 30, 2006 with proceeds from our revolving line of credit. We intend to repay borrowings under our line of credit with payments we receive under operating leases for our properties, interest payments we receive from the loans we have made and distributions we receive from our unconsolidated entities.

The distributions declared and paid during the six months ended June 30, 2006 exceeded net income for the same period by approximately $4.2 million. Distributions to stockholders may be considered a return of capital to the extent the amount of such distributions exceeds net income calculated in accordance with generally accepted accounting principles (“GAAP”). Accordingly, for the six months ended June 30, 2006, approximately 32.4% of the distributions represented a return of capital, if calculated using GAAP net income as the basis. Approximately 23.5% of the distributions for the six months ended June 30, 2006 constitutes a return of capital for federal income tax purposes. No amounts distributed to stockholders are required to be or have been treated as a return of capital for purposes of calculating the stockholders’ return on their invested capital. The characterization of distributions declared for the quarter and six months ended June 30, 2006 may not be indicative of the characterization of distributions that may be expected for the year ending December 31, 2006.

Cash Flow Analysis

Our net cash flows provided by operating activities were approximately $14.5 million for the six months ended June 30, 2006 and were comprised primarily of interest earned on uninvested offering proceeds, rental revenues, interest income on mortgages and other notes receivable and the receipt of distributions from our unconsolidated entities, offset by payments made for operating expenses (including asset management fees to our advisor), as compared to the net cash flow paid for operating activities of $0.6 million for the six months ended June 30, 2005, which was primarily attributable to interest earned on invested cash offset by payments made for operating expenses.

Cash flows used in investing activities were approximately $144.6 million for the six months ended June 30, 2006 and consisted primarily of cash paid for properties acquired totaling approximately $106.2 million, investments in mortgages and other notes receivable totaling approximately $51.8 million, investments in unconsolidated entities totaling approximately $13.3 million, a short-term investment of $8.0 million and the payment of acquisition fees and costs totaling approximately $8.7 million, offset by approximately $43.5 million in distributions from unconsolidated entities representing proceeds from debt financing through our partnership with Great Wolf Resorts. During the six months ended June 30, 2005, we made contributions to acquire our interests in the DMC Partnership of approximately $73.8 million and paid acquisition fees and costs of approximately $10.7 million.

For the six months ended June 30, 2006, net cash flows provided by financing activities were approximately $168.2 million consisting primarily of approximately $197.1 million of subscription proceeds and approximately $2.8 million of net borrowings under our line of credit less the payment of approximately $17.9 million in stock issuance costs in connection with the offering, and distributions paid to stockholders of approximately $13.1 million. The net cash flows provided by financing activities for the six months ended June 30, 2005 were approximately $84.1 million and consisted primarily of subscriptions proceeds received of approximately $98.3 million, the payment of approximately $12.9 million in stock issuance costs and distributions paid to stockholders of approximately $3.3 million.

CRITICAL ACCOUNTING POLICIES

Consolidation. The consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries and entities in which we have a controlling interest in accordance with the provisions of Statement of Position 78-9 “Accounting for Investments in Real Estate Ventures” (“SOP 78-9”) and Emerging Issues Task Force issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-5”), or are the primary beneficiary as defined in FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46”). The application of FIN 46, SOP 78-9 and EITF 04-5 requires management to make significant estimates and judgments about our and our venture partners’, rights, obligations and economic interests in the related venture entities. The equity method of accounting is applied in the consolidated financial statements with respect to those investments in entities in which we are not the primary beneficiary under FIN 46 or have less than a controlling interest due to the significance of rights and obligations held by other parties under SOP 78-9 and EITF 04-5.

Investments in unconsolidated entities. The equity method of accounting is applied with respect to investments in entities for which we have determined that consolidation is not appropriate under FIN 46, SOP 78-9 and EITF 04-5. We recognize equity in earnings from our unconsolidated entities under the hypothetical liquidation at book value (“HLBV”) method of accounting due to the capital structure of those entities and the rights and priorities of the partners. The HLBV method differs from other generally accepted accounting methods in which an investing partner recognizes its share of a venture’s net income or loss based upon the partner’s percentage of ownership. Under the HLBV method, we must estimate at the balance sheet date what we would receive or be obligated to pay in accordance with the governing agreements if our unconsolidated entities were to liquidate all of their assets, pay their debts and distribute the remaining equity at book value. As a result, we recognize income (equity in earnings) in each reporting period equal to the change in our share of assumed proceeds from the liquidation of the underlying unconsolidated entities at depreciated book value. Under this method, in any given period we could be recording more or less income than actual cash distributions received and more or less than we may receive in the event of an actual liquidation.

Leases. Our leases are accounted for under the provisions of Statement of Financial Accounting Standard No. 13, “Accounting for Leases,” and have been accounted for as operating leases. This statement requires management to estimate the economic life of the leased property, the residual value of the leased property and the present value of minimum lease payments to be received from the tenant. Changes in our estimates or assumptions regarding collectibility of lease payments, the residual value or economic lives of the leased property could result in a change in accounting for the lease.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation Number 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. We must determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes”. The interpretation clearly scopes out income tax positions related to FASB Statement No. 5, “Accounting for Contingencies.” We will adopt the provisions of this statement beginning in the first quarter of 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings on January 1, 2007. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

RESULTS OF OPERATIONS

The following tables summarize our operations for the quarter and six months ended June 30, 2006 as compared to the quarter and six months ended June 30, 2005.

	Quarters Ended
	June 30, 2006	June 30, 2005	$ Change	% Change
Revenue:
Rental income from operating leases	$2,059,792	$—	$2,059,792	n/a %
Interest income on mortgages and other notes receivable	1,579,062	—	1,579,062	n/a %

Total revenue	3,638,854	—	3,638,854	n/a %

Expenses:
Asset management fees to advisor	1,213,975	676,979	536,996	79.3%
General and administrative	1,363,495	420,985	942,510	223.9%
Depreciation and amortization	1,007,041	—	1,007,041	n/a %

Total expenses	3,584,511	1,097,964	2,486,547	226.5%

Operating income (loss)	54,343	(1,097,964)	1,152,307	104.9%

Other income (expense):
Interest and other income	1,756,202	170,152	1,586,050	932.1%
Interest expense and loan cost amortization	(91,048)	(24,516)	(66,532)	271.4%
Equity in earnings of unconsolidated entities	2,857,202	2,829,101	28,101	1.0%

Total other income	4,522,356	2,974,737	1,547,619	52.0%

Net income	$4,576,699	$1,876,773	$2,699,926	143.9%

	Six Months Ended
	June 30, 2006	June 30, 2005	$ Change	% Change
Revenue:
Rental income from operating leases	$2,823,901	$—	$2,823,901	n/a %
Interest income on mortgages and other notes receivable	2,081,420	—	2,081,420	n/a %

Total revenue	4,905,321	—	4,905,321	n/a %

Expenses:
Asset management fees to advisor	2,219,275	990,952	1,228,323	124.0%
General and administrative	2,462,049	954,758	1,507,291	157.9%
Depreciation and amortization	1,176,695	—	1,176,695	n/a %

Total expenses	5,858,019	1,945,710	3,912,309	201.1%

Operating income (loss)	(952,698)	(1,945,710)	993,012	51.0%

Other income (expense):
Interest and other income	3,158,203	357,069	2,801,134	784.5%
Interest expense and loan cost amortization	(171,313)	(24,516)	(146,797)	598.8%
Equity in earnings of unconsolidated entities	6,821,070	4,482,098	2,338,972	52.2%

Total other income	9,807,960	4,814,651	4,993,309	103.7%

Net income	$8,855,262	$2,868,941	$5,986,321	208.7%

Rental income from operating leases. The increase in rental income and FF&E reserve income for the quarter and six months ended June 30, 2006 as compared to the quarter and six months ended June 30, 2005 was due to the acquisition of real estate properties in December 2005 through June 30, 2006. These real estate properties are leased on a long-term triple-net basis to third-party tenants. Prior to December 2005, we did not have any properties that we consolidated in our financial statements and all of our investments were owned through our unconsolidated entities where our primary source of income was generated from equity in earnings.

Interest income on mortgages and other notes receivable. Between September 2005 and June 30, 2006, we made four loans to third-party borrowers, which resulted in interest income of approximately $1.6 million and $2.1 million for the quarter and six months ended June 30, 2006, respectively. We had not made any loans prior to September 2005.

Asset management fees to advisor. Asset management fees of 0.08334% of invested assets are paid to the advisor for acquisition of real estate asset and mortgage and other loans. For the quarter and six months ended June 30, 2006 asset management fees to our advisor were approximately $1.2 million and $2.2 million, respectively. For the quarter and six months ended June 30, 2005 asset management fees to our advisor were $676,979 and $990,952, respectively. The increase in such fees is due to the acquisition of additional real estate properties and loans made during to the second half of 2005 through the second quarter of 2006.

General and administrative. General and administrative expenses were approximately $1.4 million and $2.5 million for the quarter and six months ended June 30, 2006 and $420,985 and $954,758 for the quarter and six months ended June 30, 2005, respectively. The increase is primarily due to the overall increase in our operating activities.

Interest and other income. The increase in interest income is a result of greater average cash on hand from uninvested offering proceeds during the second quarter of 2006 as compared to 2005.

Equity in earnings. The following table summarizes equity in earnings from our unconsolidated entities:

	Quarter Ended June 30,
	2006	2005	$ Change	% Change
Wolf Partnership	$(592,197)	$—	$(592,197)	n/a %
DMC Partnership	2,218,395	1,697,099	521,296	30.7%
Intrawest Venture	1,231,004	1,132,002	99,002	8.7%

	$2,857,202	$2,829,101	$28,101	1.0%

	Six Months Ended June 30,
	2006	2005	$ Change	% Change
Wolf Partnership	$158,158	$—	$158,158	n/a %
DMC Partnership	4,324,615	2,314,926	2,009,689	86.8%
Intrawest Venture	2,338,297	2,167,172	171,125	7.9%

Total	$6,821,070	$4,482,098	$2,338,972	52.2%

The overall increase in equity in earnings of approximately $2.3 million for the six months ended June 30, 2006 in comparison to the same period in 2005 is primarily due to the income and loss allocable to us and our venture partner and the increase in the amount and number of our investments in our unconsolidated entities. For the quarter ended June 30, 2005, our equity in earnings reflects our investments in the retail and commercial properties at seven resort villages and the DMC Property from February 14, 2005 (acquisition date) through June 30, 2005. The quarter and six months ended June 30, 2006, includes equity in earnings from our interests in the retail and commercial properties at seven resort villages, the DMC Property and two waterpark resorts, which were all owned during the entire quarter.

Equity in earnings from our unconsolidated entities is recognized under the HLBV method as discussed earlier in “Critical Accounting Policies.” The unconsolidated entities’ formation agreements provide us a stated return on our investment with a priority over any returns of our partners. Because our equity in earnings is calculated in this manner we have historically recognized more income than the underlying unconsolidated entities have generated and our partners have historically been allocated significant losses which offset the earnings that we have recorded from these entities. Additionally, during the second half of 2006, our partners’ unreturned capital in one of these entities is expected to be reduced to zero as a result of the losses they have recognized and the distributions that they have received from this entity. Once this occurs, we will no longer recognize significant amounts of income or may recognize losses that this entity incurs. While this method of recognizing earnings and losses from the unconsolidated entity is not expected to have an impact on the distributions we receive, it will likely result in reductions or fluctuations in our net income, earnings per share, funds from operations (as defined below) and FFO per share.

Our results of operations for the quarter and six months ended June 30, 2006 are not necessarily indicative of what the results of operations will be for the year ending December 31, 2006 and in the future. The investments that we have acquired or will be acquiring may have a significant impact on our results of operation and our actual results could differ materially.

OTHER

Funds from Operations

We consider funds from operations to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net income. FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts and as used herein, means net income determined in accordance with GAAP, excluding gains or losses from sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships and joint ventures. We believe that by excluding the effect of depreciation and amortization, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by NAREIT as a relative measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP

(which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net income), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net income determined in accordance with GAAP as an indication of our operating performance, or to cash flow from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO as presented may not be comparable to amounts calculated by other companies.

Accordingly, we believe that in order to facilitate a clear understanding of the consolidated historical operating results, FFO should be considered in conjunction with our net income and cash flows as reported in the accompanying consolidated financial statements and notes thereto.

Reconciliation of net income to FFO for the quarter and six months ended June 30, 2006 and 2005:

	Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net income	$4,576,699	$1,876,773	$8,855,262	$2,868,941
Adjustments:
Depreciation and amortization	1,000,312	—	1,169,966	—
Equity in earnings of unconsolidated entities	(2,857,202)	(2,829,101)	(6,821,070)	(4,482,098)
Pro-rata share of FFO from unconsolidated entities	6,077,605	4,600,665	12,364,246	7,005,423

Total funds from operations	8,797,414	3,648,337	15,568,404	5,392,266

Weighted average number of shares of common stock outstanding (basic and diluted)	53,657,798	15,913,099	49,013,776	13,358,566

FFO per share (basic and diluted)	$0.16	$0.23	$0.32	$0.40

FOOTNOTES:

(1)	In calculating our pro-rata share of FFO from unconsolidated entities, we first calculate FFO independently for each unconsolidated entity. We then determine our share of the FFO from each unconsolidated entity by multiplying the FFO for each such entity by the percentage of income that we recognize in our equity in earnings from the unconsolidated entity during the reporting period. The percentage of income that we recognize as equity in earnings for each unconsolidated entity is determined using the HLBV method of accounting. FFO per share decreased during the quarter and six months ended June 30, 2006 as compared to the same period in 2005 primarily due to (i) our partner in the DMC Partnership receiving a greater share of earnings and FFO during 2006 than in 2005 as a result of income and FFO being allocated between us and our partners using the HLBV method of accounting and (ii) as a result of the dilution caused by uninvested offering proceeds received from our common stock offering. Because of the way income and FFO are allocated using the HLBV method of accounting, the historical FFO we recognized from our unconsolidated entities is not indicative of FFO that we will be allocated to us in the future.

[Intentionally left blank.]

Borrowings of Our Unconsolidated Entities

Our unconsolidated entities are subject to the following fixed rate debt:

Unconsolidated entity	Type of loan	Interest rate	Payment	Maturity date	Principal balance at June 30, 2006
Intrawest U.S. Venture	Mortgage loan	5.75%	Monthly principal and interest payment of $289,389	5/20/2015	$45,150,167
Intrawest Canadian Venture	Mortgage loan	5.83%	Monthly interest payment only of $110,880 (1)	12/11/2014	23,756,460
DMC Partnership	Mortgage loan	6.04%	Monthly principal and interest payment of $889,145	9/1/2014	139,262,075
DMC Partnership	Mortgage loan	5.45%	Monthly principal and interest payment of $110,663	9/1/2012	15,810,898
Wolf Partnership	Mortgage loan	6.08%	Monthly interest only of $319,200 (2)	3/1/2013	63,000,000

Total					$286,979,600

FOOTNOTES:

(1)	Amount was converted from Canadian dollars to U.S. dollars at an exchange rate of 0.893 U.S. dollar for $1.00 Canadian dollar as of June 30, 2006 and 0.858 U.S. dollar for $1.00 Canadian dollar as of December 31, 2005. Effective December 2006, monthly principal and interest payments of $134,350 are due until maturity.

(2)	Effective April 1, 2009, monthly principal and interest payments shall be payable on the loan based on a 30-year amortization schedule.

COMMITMENTS, CONTINGENCIES AND CONTRACTUAL OBLIGATIONS

The following table presents our contingent commitments and contractual obligations and the related payment periods as of June 30, 2006:

	Payments due in
	Less than 1 year	Years 1-3	Years 3-5	More than 5 years	Total
Line of credit	$7,280,859	$—	$—	$—	$7,280,859
Contingent purchase consideration (1)	—	9,750,000	—	—	9,750,000
Loan funding commitments (2)	—	20,000,000	—	—	20,000,000
DMC capital commitments (3)	4,631,543	—	—	—	4,631,543
Note payable (principal and interest) (4)	—	—	8,000,000	—	8,000,000
Capital improvements (5)	500,000	17,500,000	—	—	18,000,000

Total contractual obligations	$12,412,402	$47,250,000	$8,000,000	$—	$67,662,402

FOOTNOTES:

(1)	In connection with the purchase of the resort village property located at Copper Mountain, Colorado, the CNL Retail Village Partnership agreed to pay additional future purchase consideration contingent upon the Copper Mountain property achieving certain levels of financial performance, as specified in the purchase and sale agreement. The amount of the contingent purchase price will be determined as of December 31, 2008, and in no event, will the amount exceed $3.75 million. We have guaranteed the payment of the contingent purchase price to Intrawest on behalf of the CNL Retail Village Partnership.

In connection with the purchase of the Wolf Dells Property and the Wolf Sandusky Property, Great Wolf may receive an additional contingent purchase price of up to $3.0 million per waterpark resort if those properties achieve certain financial performance goals during 2007 and 2008. The amount of contingent purchase price will be determined during those years, and in no event will the amount exceed a total of $6.0 million for both properties.

(2)	Pursuant to the loan agreement, we agreed to provide financing of up to $40.0 million in connection to the development of the infrastructure of an Orvis branded lifestyle community in Granby, Colorado. As of June 30, 2006, we have funded $20.0 million. See description above under Item 2. “Mortgages and Other Notes Receivable” for more details.

(3)	We have committed to fund our share of costs for development of the Trade Mart Expansion at the Dallas Market Center. This amount represents our remaining share of the approximately $17.0 million in total expected development costs. As of June 30, 2006, we had contributed approximately $12.4 million to date.

(4)	On June 23, 2006, we acquired the Bretton Woods Mountain Resort in northern New Hampshire for $45.0 million. Pursuant to the purchase and sale agreement, we paid $38.5 million upon closing and signed a promissory note for the remaining balance of $6.5 million. The note bears interest at an annual interest rate of 5.769%. Interest accrues until maturity on June 19, 2010 at which time total amount of principal and interest are due and payable.

(5)	We have committed to invest approximately $500,000 in improvements to the South Mountain property. In addition, we have also agreed to the fund an additional $17.5 million for improvements to the Bretton Woods property during the next three years, which we expect to finance.

MANAGEMENT

The following information should be read in conjunction with the “Management” section under the heading “Directors and Executive Officers” beginning on page 116 of the prospectus:

On August 18, 2006, our board appointed R. Byron Carlock, Jr. as our Chief Executive Officer. Mr. Carlock had served as our Interim Chief Executive Officer since Thomas J. Hutchison III resigned in August 2005. On that same date, Mr. Carlock was appointed Chief Executive Officer of our advisor, CNL Income Corp.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following information should be read in conjunction with the "Certain Relationships and Related Transactions" section beginning on page 124 of the prospectus:

Our managing dealer received selling commissions amounting to 6.5% of the total amount raised from the sale of shares in our initial offering, up to 6.0% of which was paid or has accrued and will be paid as commissions to other broker-dealers. Our managing dealer is entitled to receive selling commissions up to 7.0% of the total amount raised from the sale of shares from this offering, of which up to 6.5% may be paid as commissions to other broker-dealers. During the period January 1, 2006 through June 30, 2006, we incurred approximately $12.6 million of such fees in connection with our offerings, the majority of which has been or will be paid by CNL Securities Corp. as commissions to other broker-dealers.

In addition, our managing dealer was entitled to receive a marketing support fee equal to 2.5% of the total amount raised from the sale of shares in our initial offering, all or a portion of which was or may be reallowed to other broker-dealers. Our managing dealer is entitled to receive a marketing support fee of 3.0% of the total amount raised from the sale of shares from this offering, up to 2.5% of which may be reallowed to other broker-dealers who enter into a participating broker agreement with the managing dealer. During the period January 1, 2006 through June 30, 2006, we incurred approximately $5.0 million of such fees in connection with our offerings, the majority of which has been or will be reallowed to other broker-dealers.

In connection with our offerings, our advisor was and is entitled to receive Acquisition Fees for services provided in connection with the selection, purchase, development or construction of real property and the incurrence of debt from lines of credit and permanent financing that are used to acquire properties or to make or acquire loans and other permitted investments equal 3.0% of the total amount raised from the sale of shares in our offerings and 3.0% of loan proceeds from permanent financing; however, no Acquisition Fees will be paid on proceeds from any line of credit until such time as all Net Offering Proceeds have been invested. During the period January 1, 2006 through June 30, 2006, we incurred approximately $5.9 million of such fees in connection with our offerings. For the period January 1, 2006 through June 30, 2006, we incurred Acquisition Fees totaling approximately $1.3 million as a result of permanent financing used to acquire certain properties.

We entered into an Advisory Agreement with our advisor pursuant to which our advisor receives a monthly asset management fee of 0.08334% of an amount equal to the total amount invested in our properties, loans and other Permitted Investments (exclusive of acquisition fees and expenses) as of the end of the preceding month. The asset management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of our advisor. All or any portion of the asset management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as our advisor shall determine. During the period commencing January 1, 2006 through 30, 2006, we incurred approximately $2.2 million of such fees.

Our advisor and its Affiliates provide various general operating and administrative services to us, including services related to accounting, financial, tax and regulatory compliance reporting, stockholder distributions and reporting, due diligence and marketing, and investor relations (including administrative services in connection with the offering of shares) on a day-to-day basis. During the period commencing January 1, 2006 through June 30, 2006, we incurred $371,054 in fees for these services.

AFFILIATE LITIGATION

The following paragraph updates and replaces the corresponding paragraph on page 130 of the prospectus:

In 2004, stockholders in CNL Hotels & Resorts, Inc. (“CHR”) filed two class action complaints in the United States District Court for the Middle District of Florida against, among others, CHR, CNL Hospitality Corp. (“CHC”), certain affiliates of CHR and CHC, and certain of CHR’s directors and officers, including James M. Seneff, Jr., and Robert A. Bourne. Messrs. Seneff and Bourne are also members of our board of directors. Neither we, nor our advisor or our directors or officers, in their respective capacities with CNL Income Properties, are defendants in the CHR litigation. On November 10, 2004, the two complaints were consolidated (the “Consolidated CHR Litigation”). In the Consolidated CHR Litigation, plaintiffs seek money damages, rescission of their securities purchases, and various injunctions relating to the proposed merger of CHR and CHC. Plaintiffs allege violations of Sections 11, 12(a)(2) and 15 of the Securities Act and Section 14(a), including Rule 14a-9 hereunder, and Section 20(a) of the Exchange Act.

On February 6, 2006, the parties to the litigation entered into a non-binding confidential memorandum of understanding which would resolve all claims in the litigation subject to certain conditions including but not limited to: the completion of confirmatory discovery, the parties’ ability to negotiate and enter into a final signed and binding agreement, a sufficient number of class members not opting out of the final signed agreement, and court approval. On April 3, 2006, the parties entered into and filed with the court a Stipulation of Settlement. The court entered an order approving the settlement on April 24, 2006 and notice was sent to the class in May 2006. On August 2, 2006, the court issued its final order approving the settlement and the determination of legal fees.

DISTRIBUTION POLICY

DISTRIBUTIONS

The following table presents total distributions (in thousands) and distributions per share and updates and replaces the corresponding table on page 138 of the prospectus:

2004 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	—	—	$470,512	$702,176	$1,172,688
Distributions per share	—	—	0.1342	0.1251	0.2593

2005 Quarters	First	Second	Third	Fourth	Year

Total distributions declared	$1,280,706	$2,027,860	$2,784,299	$4,003,564	$10,096,429
Distributions per share	0.1272	0.1334	0.1374	0.1374	0.5354

2006 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$5,813,301	$7,280,851	—	—	$13,094,152
Distributions per share	0.1374	0.1374	—	—	0.2748

SUMMARY OF THE ARTICLES OF INCORPORATION AND BYLAWS

The following information updates, modifies or supersedes certain information contained “Summary of the Articles of Incorporation and Bylaws – Amendments to the Articles of Incorporation” and “– Mergers, Combinations and Sale of Assets” commencing on page 142.

As of August 10, 2006, the Commonwealth of Pennsylvania and the State of Minnesota cleared us to offer and sell our common stock in those states. As a result, our offering is now cleared in all “blue sky” jurisdictions. As a condition for clearing our offering in Pennsylvania, however, the Pennsylvania Securities Commission has required us to undertake to amend certain provisions of Section 10 and Section 12 of our amended and restated Articles of Incorporation (our “Articles”). Our board has adopted resolutions amending, and recommending that our stockholders approve, amendments to Section 10 and Section 12 of our Articles. The proposed amendments are discussed below:

Amendments to Our Articles

Amendment to Section 10.1. Section 10.1 of our Articles currently provides that a 2/3rds vote of stockholders is required to amend the provisions of our Articles relating to the procedures by which the board of directors and stockholders of our company shall approve extraordinary transactions such as mergers, sale of significant assets and share exchanges. Under the proposed amendment (which must be approved by such 2/3rds vote), subsequent changes to this provision would require only a majority vote. In addition, Section 10.1(ii) states: “[T]he Directors may amend these Articles of Incorporation without the consent of the Stockholders to the fullest extent so provided by the MGCL.” Our board has adopted a resolution amending Section 10.1 to eliminate this provision.

Amendments to Sections 10.2, 10.3 and 12.1. Sections 10.2 and 10.3 of our Articles currently provide that the affirmative vote of at least a majority of our stockholders is required for a merger or consolidation of our company into, or a share exchange with, another or new entity. However, these provisions would not require a vote of stockholders in connection with certain mergers, consolidations or share exchanges where our company would be the surviving entity and Maryland law would not otherwise require that our stockholders were entitled to vote on such matter.

Our board has adopted resolutions to amend Sections 10.2, 10.3 and 12.1 of our Articles to require that stockholder approval be required for all mergers, consolidations and share exchanges of our company with or into other entities, except that where a merger of another entity with our company is effected through a wholly-owned subsidiary of our company and the consideration to be paid by our company in the merger consists solely of cash, the merger may be approved solely by our directors unless the party to the merger is an Affiliate of our Sponsor, our advisor or our company. These amendments therefore would impact the approvals needed by us to complete such mergers. If these amendments to our Articles are approved, our board will no longer have the ability to approve, without stockholder approval, potential mergers in which we will issue common stock as consideration in the merger.

Stockholder Approval

On August 18, 2006, our board adopted resolutions amending, and recommending that our stockholders approve, amendments to Sections 10.1, 10.2, 10.3 and 12.1 of our Articles. We currently expect to seek stockholder approval of the amendments at our next regular annual meeting of stockholders to be held on or around the third week of June 2007. Under the existing Articles, the proposed amendments must be approved by the affirmative vote of not less than 2/3rds of our stockholders entitled to vote thereon. If our stockholders vote to approve the amendments, we will file the amended Articles with the State Department of Assessments and Taxation of Maryland at which time the amendments will become effective.

If the proposed amendments are not approved by our stockholders at the next annual meeting, we have assured the Pennsylvania Securities Commission that we will immediately cease making offers and sales of our securities to Pennsylvania residents and that we will not offer or sell our securities in the Commonwealth of Pennsylvania in the future. Additionally, pursuant to Section 504 of the Pennsylvania Securities Act of 1972, as amended, and the regulations promulgated thereunder, we have agreed to extend to all residents of the Commonwealth of Pennsylvania that have purchased our shares pursuant to our current registration statement filed with the SEC (SEC File No. 333-128662) which was declared effective on April 4, 2006, a written offer of rescission. Thus, if these proposals are not approved by our stockholders, we may have to return monies to investors who are residents of the Commonwealth of Pennsylvania. Doing so, however, could have a material adverse effect on our business and financial condition depending on the amount of proceeds that we raise under our current offering from Pennsylvania residents.

Additional information regarding these amendments will be included in our proxy statement for our 2007 annual meeting of stockholders. We will distribute that proxy statement to our stockholders in advance of the meeting in accordance with our bylaws and applicable law. A copy of the proxy statement also will be available on the SEC’s website at www.sec.gov. Our stockholders are urged to carefully read that proxy statement when it becomes available.

THE OFFERING

PLAN OF DISTRIBUTION

The following paragraph replaces the last paragraph on page 161 of the prospectus:

In order to encourage purchases in excess of 500,000 shares, by the categories of investors described above, in addition to a discount equal to the 7.0% selling commissions and the 3.0% marketing support fee discount described above, if the investor is a “purchaser” (as defined below) and buys in excess of 500,000 shares, and all such shares were purchased through the same registered investment adviser, participating broker or the managing dealer, such purchase and any subsequent purchase will be subject to a reduced Acquisition Fee of 1.0% (as opposed to 3.0%). In such instance, the initial purchase price per share will be $8.80.

The volume discount table is corrected by replacing the $0.60 in the first row in the last column with $0.65 on page 162 of the prospectus.

EXPERTS

The following paragraph updates and replaces the corresponding paragraph which begins on page 167 of the prospectus:

The balance sheets of CNL Income Properties as of December 31, 2005 and 2004, the statements of operations, statements of stockholders’ equity and cash flows of CNL Income Properties for the years ended December 31, 2005 and 2004 and the period from August 11, 2003 (date of inception) through December 31, 2003, the consolidated financial statements of CNL Village Retail Partnership, LP and its Subsidiaries as of and for the year ended December 31, 2005 and the period from October 1, 2004 (date of inception) to December 31, 2004, the consolidated financial statements of CNL Dallas Market Center, LP and its Subsidiaries as of and for the period from February 14, 2005 (date of inception) to December 31, 2005, the consolidated financial statements of CNL Income GW Partnership, LLLP and its Subsidiaries as of and for the period from October 11, 2005 (date of inception) through December 31, 2005 included in this registration statement have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Gatlinburg Skylift LLC as of December 31, 2004 and December 31, 2003 and the related statement of operations, parent’s investment account and cash flows for the years ended December 31, 2004, 2003, and 2002 included in this registration statement have been audited by Moss Adams LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Cypress-Bowl Recreations Limited Partnership as of December 31, 2005 and December 31, 2004 and the related statement of operations, parent’s investment account and cash flows for the years ended December 31, 2005 and 2004 included in this registration statement have been audited by Moss Adams LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of Great Bear Lodge of Wisconsin Dells, LLC and Great Bear Lodge of Sandusky, LLC as of and for the periods ended December 20, 2004, December 31, 2003 and December 31, 2002 included in this registration statement have been audited by RubinBrown LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited historical combined statement of revenue and certain expenses of the DMC Properties as of and for the year ended January 31, 2005 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined statement of revenue and certain expenses of Intrawest Portfolio Commercial Properties, for the year ended June 30, 2004 included in this registration statement have been audited by KPMG LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO FINANCIAL STATEMENTS

CNL Income Properties, Inc.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION

The accompanying Unaudited Pro Forma Consolidated Balance Sheet of CNL Income Properties, Inc. (the “Company”) is presented as if the Bear Creek acquisition described in Note (c) had occurred on June 30, 2006.

The following Unaudited Pro Forma Consolidated Statements of Operations are presented for the six months ended June 30, 2006 and for the year ended December 31, 2005 (the “Pro Forma Periods”), and include certain pro forma adjustments to illustrate the estimated effect of the transactions described in the notes to the pro forma financial statements as if they had occurred on January 1, 2005.

This pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the Company’s financial results or condition if the various events and transactions reflected herein had occurred on the dates or been in effect during the periods indicated. This pro forma consolidated financial information should not be viewed as indicative of the Company’s financial results or conditions in the future.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

JUNE 30, 2006

	Historical (a)	Pro Forma Adjustments		Pro Forma
ASSETS

Real estate investment properties under operating leases	$137,871,424	$12,488,000	(c)	$150,359,424
Investment in unconsolidated entities	176,467,265	—		176,467,265
Mortgages and other notes receivable	57,159,212	—		57,159,212
Cash	131,440,182	(11,044,000)	(b)	120,396,182
Restricted cash	1,046,570	—		1,046,570
Short-term investment	8,000,000	—		8,000,000
Distributions receivable from unconsolidated entities	2,958,219	—		2,958,219
Prepaid expenses and other assets	9,708,307	(444,000)	(c)	9,264,307

Total Assets	$524,651,179	$1,000,000		$525,651,179

LIABILITIES AND STOCKHOLDERS’ EQUITY

Due to affiliates	$14,447,526	$—		$14,447,526
Line of credit	7,280,859	—		7,280,859
Note payable	6,500,000	—		6,500,000
Security deposits	2,050,449	1,000,000	(c)	3,050,449
Accounts payable and accrued expenses	3,541,373	—		3,541,373

Total Liabilities	33,820,207	1,000,000		34,820,207

Commitments and Contingencies

Stockholders’ equity:
Preferred stock, $.01 par value per share
200 million shares authorized and unissued	—	—		—
Excess shares, $.01 par value per share
120 million shares authorized and unissued	—	—		—
Common stock, $.01 par value per share
One billion shares authorized at June 30, 2006
57,747,552 shares issued and 57,662,552 shares outstanding	576,626	—		576,626
Capital in excess of par value	500,334,248	—		500,334,248
Accumulated distributions in excess of net income	(9,607,839)	—		(9,607,839)
Accumulated other comprehensive loss	(472,063)	—		(472,063)

	490,830,972	—		490,830,972

Total Liabilities and Stockholders’ Equity	$524,651,179	$1,000,000		$525,651,179

See accompanying notes to unaudited pro forma consolidated financial statements

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

	Historical (1)	Pro Forma Adjustments		Pro Forma Results
Revenues:
Rental income from operating leases	$2,593,751	$5,131,940	(2)	$8,045,418
		319,727	(3)
FF&E reserve income	230,150	1,034,630	(4)	1,264,780
Interest income on mortgages and other notes receivable	2,081,420	359,408	(5)	2,440,828

	4,905,321	6,845,705		11,751,026

Expenses:
Asset management fee to advisor	2,219,275	597,620	(6)	2,816,895
General and administrative	2,462,049	319,727	(3)	2,781,776
Depreciation and amortization	1,176,695	2,590,644	(7)	3,767,339

	5,858,019	3,507,991		9,366,010

Operating income (loss)	(952,698)	3,337,714		2,385,016

Other income (expense):
Interest and other income	3,158,203	(239,847)	(8)	2,918,356
Interest expense and loan cost amortization	(171,313)	(196,988)	(9)	(368,301)
Equity in earnings of unconsolidated entities	6,821,070	(612,800)	(10)	6,176,770
	—	(31,500)	(12)	—

Total other income	9,807,960	(1,081,135)		8,726,825

Net income	$8,855,262	$2,256,579		$11,111,841

Earnings Per Share of Common Stock
(Basic and Diluted)	$0.18			$0.23

Weighted Average Number of Shares of Common
Stock Outstanding (Basic and Diluted)	49,013,776			49,013,776

See accompanying notes to unaudited pro forma consolidated financial statements

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

	Historical (1)	Pro Forma Adjustments		Pro Forma Results
Revenues:
Rental income from operating leases	$101,134	$14,826,986	(2)	$16,226,234
		1,298,114	(3)
FF&E reserve income	10,532	2,296,055	(4)	2,306,587
Interest income on mortgages and other notes receivable	115,000	365,104	(5)	480,104

	226,666	18,786,259		19,012,925

Expenses:
Asset management fee to advisor	2,558,973	2,817,797	(6)	5,376,770
General and administrative	2,614,239	1,298,114	(3)	3,912,353
Depreciation and amortization	37,224	7,441,235	(7)	7,478,459

	5,210,436	11,557,146		16,767,582

Operating income (loss)	(4,983,770)	7,229,113		2,245,343

Other income (expense):
Interest and other income	1,346,505	(1,346,505)	(8)	—
Interest expense and loan cost amortization	(69,145)	(393,974)	(9)	(463,119)
Equity in earnings of unconsolidated entities	10,289,841	754,660	(10)	12,148,048
		1,307,987	(11)
		(204,440)	(12)	—

Total other income	11,567,201	117,728		11,684,929

Net income	$6,583,431	$7,346,841		$13,930,272

Earnings Per Share of Common Stock
(Basic and Diluted)	$0.33			$0.44

Weighted Average Number of Shares of Common
Stock Outstanding (Basic and Diluted)	19,795,649		(13)	31,724,974

See accompanying notes to unaudited pro forma consolidated financial statements

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Balance Sheet:

(a)	Reflects the Company’s historical balance sheet as of June 30, 2006.

(b)	Represents the reduction in cash in connection with the Company’s acquisition of the property described in Note (c) below.

(c)	On September 8, 2006, the Company acquired the Bear Creek Golf Course in Dallas, Texas from Billy Casper Golf LLC, an affiliate of Woodbine Development Corporation for $11.1 million. The Company is leasing the property to Billy Casper Golf, an affiliate of Billy Casper Golf LLC under a triple-net lease for a term of 22 years with four five-year renewal options. The lease requires a security deposit of $1.0 million to secure rental payments and performance that are obligated under the lease. The pro forma adjustment represents the total purchase price of approximately $12.5 million, including estimated closing costs of $444,000, initial capital improvement funding of $500,000 and the reclassification of certain acquisition fees of $444,000 that were previously capitalized in other assets.

Unaudited Pro Forma Consolidated Statements of Operations:

(1)	Represents the Company’s historical operating results for the respective Pro Forma Periods being presented.

(2)	Represents the estimated pro forma rental income and percentage rent adjustments from operating leases as a result of the acquisition of the following real estate investment properties. Percentage rent is generally based on a percentage of gross revenue. The historical revenues of the properties were used to estimate percentage rent for the Pro Forma Periods presented.

		Pro forma adjustments
Property	Acquisition date	Year ended December 31, 2005	Six months ended June 30, 2006
Bear Creek	9/08/2006	$1,099,316	$549,658
Gatlinburg Sky Lift	12/22/2005	2,536,531	—
Cypress Mountain	5/30/2006	3,465,402	1,387,582
Harley-Davidson	4/27/2006	696,424	222,918
Hawaiian Falls	4/21/2006	1,351,230	413,112
Palmetto Hall	4/27/2006	695,856	221,862
South Mountain	6/09/2006	1,170,467	507,792
Bretton Woods	6/23/2006	3,811,760	1,829,016

Total		$14,826,986	$5,131,940

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

(3)	Represents the pro forma adjustments for ground leases and land permit fees paid by the tenants as follows:

	Pro forma adjustments
Property	Year ended December 31, 2005	Six months ended June 30, 2006
Bear Creek (i)	$293,235	$146,618
Gatlinburg Sky Lift (ii)	658,662	—
Cypress Mountain (iii)	184,722	92,361
Hawaiian Falls (iv)	161,495	80,748

Total	$1,298,114	$319,727

____________________

FOOTNOTES:

(i)	The Bear Creek Property is operated under a special facilities lease agreement with the Dallas/Fort Worth International Airport Board with annual rent expense consisting of base rent of $23,980 per developed acre (8.08 acres) and other rent based on defined percentages of revenue. Those percentages range from 3.7% to 6.16% depending on revenue category.

(ii)	The Gatlinburg Sky Lift operates on land under an operating lease with annual rent expense equal to approximately 15.0% of gross sales.

(iii)	The Cypress Mountain ski area operates on land owned by the Canadian Provincial Government under a Special Park Use Permit with annual fees of approximately 2.0% of revenues.

(iv)	The Hawaiian Falls waterparks are located on municipal park land in the northern suburbs of Dallas, Texas under long-term municipal ground leases from the municipalities. The annual rent expense for the Garland Waterpark is the greater of $40,000 or 5.0% of gross revenue and for The Colony Waterpark is 5.0% of gross revenue for lease years one through ten.

(4)	FF&E reserve income represents capital that is paid to the Company and set aside by tenants for capital expenditure purposes. The Company has exclusive rights to and ownership of the accounts. Generally, the amounts are based on an agreed upon percentage of the tenants’ gross revenues as defined in the respective leases. The historical revenues of the properties were used to estimate FF&E reserves due under the leases for the Pro Forma Periods presented.

	Pro forma adjustments
Property	Year ended December 31, 2005	Six months ended June 30, 2006
Bear Creek	$—	$74,267
Gatlinburg Sky Lift	224,341	—
Cypress Mountain	554,164	269,926
Harley-Davidson	24,000	8,000
Hawaiian Falls	—	7,287
Palmetto Hall	88,320	15,386
South Mountain	95,080	40,392
Bretton Woods	1,310,150	619,372

Total	$2,296,055	$1,034,630

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

(5)	On March 10, 2006, the Company purchased a $15.0 million mezzanine loan from Column Financial, Inc., as former lender to Mizner Court Holdings, LP. Mizner Court Holdings, LP is a partnership owned by a subsidiary of GE Capital called GEBAM, Inc. and by Stoltz Mizner Court, L.P. The proceeds from the mezzanine loan, in addition to the proceeds from an $89 million first mortgage loan, were used to acquire an apartment complex in Boca Raton, Florida. The loan earns interest at a rate of one month LIBOR plus 7.0% per year and requires monthly interest payments. The pro forma adjustment for the six months ended June 30, 2006 and for the year ended December 31, 2005 represents interest income from the date that the loan was originated on October 14, 2005.

(6)	Represents asset management fees associated with owning interests in or making loans in connection with real estate, including the Company’s proportionate share of properties owned through its unconsolidated entities. The assets and loans are managed by the Company’s advisor for an annual asset management fee of 1% of the Company’s pro-rata share of the “Real Estate Asset Value” as defined in the Company’s Prospectus. The pro forma adjustments include asset management fees for all properties acquired, loans made and pending acquisitions as if the acquisitions had occurred at the beginning of the Pro Forma Periods presented.

(7)	Depreciation and amortization is computed using the straight-line method of accounting over the estimated useful lives of the related assets as follows:

Property	Assets	Purchase price	Estimated useful life	Pro forma adjustments
				Year ended December 31, 2005	Six months ended June 30, 2006
Bear Creek	Leasehold interest	$5,333,000	20 years	$266,650	$133,325
	Building & improvement	5,467,000	39 years	140,178	70,089
	FF&E	1,688,000	7 years	241,144	120,572

	Total	$12,488,000		$647,972	$323,986

Gatlinburg Sky Lift	Leasehold interest	$19,674,026	46 years	$416,678	$—
	Building & improvement	162,700	39 years	4,060	—
	FF&E	1,133,400	7 years	155,820	—

	Total	$20,970,126		$576,558	$—

Cypress Mountain	Permit rights	$16,565,763	28 years	$591,634	$234,045
	Building & improvement	616,516	39 years	15,808	6,354
	Ski lifts	8,253,515	20 years	412,676	206,338
	FF&E	4,008,764	7 years	572,681	73,357

	Total	$29,444,558		$1,592,799	$520,094

Harley-Davidson	Land	$999,127	n/a	$—	$—
	Building & improvement	5,650,730	39 years	144,890	41,195
	FF&E	199,392	7 years	28,484	—

	Total	$6,849,249		$173,374	$41,195

Hawaiian Falls	Leasehold interest	$2,612,465	27 years	$96,758	$28,221
	Building	4,661,640	39 years	119,530	34,923
	FF&E	5,631,900	7 years	804,556	167,616

	Total	$12,906,005		$1,020,844	$230,760

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

Property	Assets	Purchase price	Estimated useful life	Pro forma adjustments
				Year ended December 31, 2005	Six months ended June 30, 2006
Palmetto Hall	Land	$37,536	n/a	$—	$—
	Land improvements	3,203,652	15 years	213,577	47,626
	Building	4,188,575	39 years	107,400	—
	Equipment	730,328	7 years	104,332	—

	Total	$8,160,091		$425,309	$47,626

South Mountain	Land	$6,144,913	n/a	$—	$—
	Building	6,931,016	39 years	177,718	77,998
	Equipment	410,225	7 years	58,604	24,288

	Total	$13,486,154		$236,322	$102,286

Bretton Woods	Land	$6,197,305	n/a	$—	$—
	Land improvement	4,523,494	12 years	376,958	183,575
	Building	25,619,552	39 years	656,912	317,773
	FF&E	12,139,312	7 years	1,734,187	823,349

	Total	$48,479,663		$2,768,057	$1,324,697

The final allocation of the purchase price may include other identifiable assets such as intangibles which may have varying estimated lives and could impact the amount of future depreciation or amortization expense.

(8)	Reflects a reduction in interest income due to the decrease in the amount of cash available to invest in interest bearing accounts after the Company’s acquisition of the real estate investment properties.

(9)	Represents interest expense associated with two promissory notes signed in connection with the acquisition of Bretton Woods. The terms of the promissory notes are (a) bears interest at 5.77% with principal and interest totaling approximately $8.0 million due in June 2010 and (b) bears interest at 5.20% compounded annually with principal and interest of $337,892 due in June 2009.

(10)	The pro forma adjustment represents the Company’s equity in earnings generated from an unconsolidated partnership (“the GW Partnership”) with Great Wolf Resorts, Inc. and affiliates (“Great Wolf”). On October 11, 2005, the Company entered into a joint venture with Great Wolf and formed the GW Partnership that acquired two waterpark resorts: the 309-suite Great Wolf Lodge in Wisconsin Dells, Wisconsin and the 271-suite Great Wolf Lodge in Sandusky, Ohio (the “Great Wolf Properties”), both of which were previously owned and operated by Great Wolf. The Great Wolf Properties were contributed to the GW Partnership from Great Wolf and valued at $114.5 million, excluding transaction costs of approximately $1.3 million. The Company contributed approximately $80.0 million to the GW Partnership for a 70% partnership interest in connection with the transaction and Great Wolf holds the remaining 30% interest in the partnership.

On March 1, 2006, the GW Partnership obtained previously anticipated debt financing on the properties for $63.0 million. The loan has a seven-year term with payments of interest only for the first three years with a fixed interest rate of 6.08%. The pro forma adjustment for the six months ended June 30, 2006 represents the effect of interest expense in connection with the debt financing as if it had occurred on January 1, 2005.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

The following estimated operating results of the Great Wolf Properties and equity in earnings of the Company are presented as if the investment had been made on January 1, 2005:

Year ended December 31, 2005
Revenues (hotel operations) (i)	$36,156,152

Hotel and property operating expenses (i)	(26,086,952)

Management & license fees (ii)	(2,530,931)

Depreciation and amortization (iii)	(4,261,002)

Interest expense including loan cost amortization of $63,000 (iv)	(3,893,400)

Pro forma net loss of the properties	$(616,133)

Allocation of loss to:

Great Wolf	$(978,302)

The Company	362,169

Less: amount recognized in historical results	(392,491)

Net pro forma income adjustment	$754,660

____________________

FOOTNOTES:

(i)	Amounts for the pro forma period for the year ended December 31, 2005 are derived from the unaudited combined statement of operations for the year ended December 31, 2005.

(ii)	A subsidiary of Great Wolf continues to operate the Great Wolf Properties and license the Great Wolf Lodge brand to the venture pursuant to a 25-year management and license agreement. The agreement provides for management fees of 3% and license fees of 3% to be paid based on a percentage of gross revenue. In addition, there is a 1% license fee paid to a third-party.

(iii)	Depreciation and amortization of long-lived assets is based on the allocation of the base purchase price of the Properties of $114.5 million and closing costs.

(iv)	Interest expense is based on the debt financing on the properties up to $63.0 million obtained through a third-party lender for a term of seven years with a fixed interest rate of 6.08%. The loan is interest only for the first three years with principal and interest payments thereafter.

The net cash flows of the GW Partnership are distributed to each partner first to pay preferences on unreturned capital balances and the residual is allocated based on each partners’ respective ownership percentage. The Company records its share of equity in earnings of the GW Partnership using the hypothetical liquidation at book value (“HLBV”) method of accounting. Under the HLBV method, the Company recognizes income in each period equal to the change in its share of assumed proceeds from the liquidation of the underlying unconsolidated entities at depreciated book value.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

(11)	The pro forma adjustment represents the Company’s equity in earnings generated from an unconsolidated partnership (the “DMC Partnership”) with Dallas Market Center Company Ltd. (“DMC”). On January 14, 2005, the Company announced its intent to form the DMC Partnership to acquire, in two phases, interests in certain real estate and related assets at the Dallas Market Center in Dallas, Texas. In the first phase, which occurred on February 14 and March 11, 2005, the DMC Partnership was formed and acquired the Trade Mart, the World Trade Center, Market Hall and surface and garage parking areas at the Dallas Market Center (the “DMC Property”). The DMC Property consists of approximately 4.3 million leaseable square feet of showroom and exhibition space and is leased to Dallas Market Center Operating, L.P., a subsidiary of the existing management company, Market Center Management Company, Ltd., (“MCMC”) which continues to manage the DMC Property. The Company invested approximately $60.0 million in the DMC Partnership, excluding transaction costs, for an 80% equity ownership interest in the DMC Property.

In phase two of the transaction, which was completed on May 25, 2005, the Company invested an additional $11.2 million in the DMC Partnership, excluding certain transaction costs and fees. Concurrently, the DMC Partnership acquired the International Floral and Gift Center (the “IFGC”) located at the Dallas Market Center. The IFGC consists of approximately 440,000 square feet of wholesale merchandising and exhibition space and is leased to a subsidiary of MCMC which continues to manage the IFGC. The DMC Partnership acquired the IFGC for approximately $31.0 million including the assumption of an existing mortgage loan in the amount of approximately $17.0 million. The Company’s $11.2 million investment represents its 80% equity ownership interest in the IFGC.

The following estimated operating results of the properties owned by the DMC Partnership and the allocation of profits and losses are presented as if the investment had been made on January 1, 2005:

Year ended December 31, 2005
Revenue (net rental revenues under triple-net leases) (i)	$25,268,524

Depreciation and amortization (ii)	(6,977,911)

Interest expense including loan cost amortization of $150,758 (iii)	(9,710,168)

Pro forma net income of the DMC Property and IFGC	$8,580,445

Allocation of income to:

DMC	$561,642

The Company	8,018,803

Less: amount recognized in historical results	(6,710,816)

Net pro forma income adjustment	$1,307,987

____________________

FOOTNOTES:

(i)	Amounts for the pro forma period ended December 31, 2005 are derived from the audited combined statement of operations for the period from February 14, 2005 through December 31, 2005 and were annualized as if the investment had been made on January 1, 2005.

(ii)	Depreciation and amortization of long-lived assets for the year ended December 31, 2005, is based on the audited combined statement of operations depreciated on the straight-line method over each respective useful life.

(iii)	Interest expense is based on the debt financing on WTC and IFDC in the aggregate approximate amount of $160.0 million obtained through a third-party lender. The term for WTC is for approximately 28 years with a fixed interest rate of 6.037% and monthly principal and interest payment of $889,146. The term for IFDC is for nine years with a fixed interest rate of 5.45% and monthly and principal payment of $110,664.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Pro Forma Consolidated Statements of Operations (Continued):

Cash flows are distributed to each partner first to pay preferences on unreturned capital balances and the residual is allocated 50% to each partner. The Company records its share of equity in earnings of the DMC Partnership using the HLBV method of accounting. Under the HLBV method, the Company recognizes income in each period equal to the change in its share of assumed proceeds from the liquidation of the underlying unconsolidated entities at depreciated book value.

(12)	Represents additional amortization of capitalized acquisition fees and debt acquisition fees paid to the Company’s advisor in connection with the Company’s unconsolidated investments. The fees are paid and capitalized upon the sale of shares or incurrence of debt and subsequently allocated to the basis of the investments upon closing. These capitalized fees are amortized over the life of the related underlying assets or debt amortization period.

(13)	Historical earnings per share were calculated based upon the actual weighted average number of shares of common stock outstanding during the respective Pro Forma Periods presented. The pro forma earnings per share were calculated assuming that proceeds from the sale of shares were sufficient to fund the acquisitions at the beginning of the Pro Forma Periods and that those shares of common stock were outstanding for the entire Pro Forma Periods presented.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2006	December 31, 2005
ASSETS

Real estate investment properties under operating leases, net	$137,871,424	$20,952,902
Investments in unconsolidated entities	176,467,265	207,150,838
Mortgages and other notes receivable	57,159,212	3,171,083
Cash	131,440,182	93,804,681
Restricted cash	1,046,570	—
Short-term investment	8,000,000	—
Distributions receivable from unconsolidated entities	2,958,219	4,873,746
Deposits on real estate	—	1,000,000
Prepaid expenses and other assets	9,708,307	5,841,857

Total Assets	$524,651,179	$336,795,107

LIABILITIES AND STOCKHOLDERS’ EQUITY

Due to affiliates	$14,447,526	$7,057,233
Line of credit	7,280,859	4,503,563
Note payable	6,500,000	—
Security deposits	2,050,449	—
Accounts payable and accrued expenses	3,541,373	602,481

Total Liabilities	33,820,207	12,163,277

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.01 par value per share
200 million shares authorized and unissued	—	—
Excess shares, $.01 par value per share
120 million shares authorized and unissued	—	—
Common stock, $.01 par value per share
One billion shares authorized; 57,747,552 and 38,002,550 shares issued and 57,662,552 and 37,978,357 shares outstanding as of June 30, 2006 and December 31, 2005, respectively	576,626	379,784
Capital in excess of par value	500,334,248	329,620,995
Accumulated distributions in excess of net income	(9,607,839)	(5,368,949)
Accumulated other comprehensive loss	(472,063)	—

	490,830,972	324,631,830

Total Liabilities and Stockholders’ Equity	$524,651,179	$336,795,107

See accompanying notes to condensed consolidated financial statements.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenue:
Rental income from operating leases	$2,059,792	$—	$2,823,901	$—
Interest income on mortgages and other notes receivable	1,579,062	—	2,081,420	—

Total revenue	3,638,854	—	4,905,321	—

Expenses:
Asset management fees to advisor	1,213,975	676,979	2,219,275	990,952
General and administrative	1,363,495	420,985	2,462,049	954,758
Depreciation and amortization	1,007,041	—	1,176,695	—

Total expenses	3,584,511	1,097,964	5,858,019	1,945,710

Operating income (loss)	54,343	(1,097,964)	(952,698)	(1,945,710)

Other income (expense):
Interest and other income	1,756,202	170,152	3,158,203	357,069
Interest expense and loan cost amortization	(91,048)	(24,516)	(171,313)	(24,516)
Equity in earnings of unconsolidated entities	2,857,202	2,829,101	6,821,070	4,482,098

Total other income	4,522,356	2,974,737	9,807,960	4,814,651

Net income	$4,576,699	$1,876,773	$8,855,262	$2,868,941

Earnings per share of common stock
(basic and diluted)	$0.09	$0.12	$0.18	$0.21

Weighted average number of shares of common stock outstanding (basic and diluted)	53,657,798	15,913,099	49,013,776	13,358,566

See accompanying notes to condensed consolidated financial statements.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2006 and Year Ended December 31, 2005

(UNAUDITED)

	Common Stock		Capital in	Accumulated	Accumulated Other	Total
	Number of Shares	Par Value	Excess of Par Value	Distributions in Excess of Net Income	Comprehensive Loss	Stockholders’ Equity	Comprehensive Income (Loss)
Balance at December 31, 2004	8,838,978	$88,390	$76,719,939	$(1,855,951)	$—	$74,952,378

Subscriptions received for common stock through public offering and reinvestment plan	29,163,572	291,636	290,881,372	—	—	291,173,008

Redemption of common stock	(24,193)	(242)	(229,592)	—	—	(229,834)

Stock issuance and offering costs	—	—	(37,750,724)	—	—	(37,750,724)

Net income	—	—	—	6,583,431	—	6,583,431

Distributions, declared and paid ($0.5354 per share)	—	—	—	(10,096,429)	—	(10,096,429)

Balance at December 31, 2005	37,978,357	$379,784	$329,620,995	$(5,368,949)	$—	$324,631,830

Subscriptions received for common stock through public offering and reinvestment plan	19,745,002	197,450	196,862,344	—	—	197,059,794

Redemption of common stock	(60,807)	(608)	(576,317)	—	—	(576,925)

Stock issuance and offering costs	—	—	(25,572,774)	—	—	(25,572,774)

Net income	—	—	—	8,855,262	—	8,855,262	$8,855,262

Distributions, declared and paid ($0.2748 per share)	—	—	—	(13,094,152)	—	(13,094,152)

Foreign currency translation adjustment	—	—	—	—	(472,063)	(472,063)	(472,063)

Total comprehensive income							$8,383,199

Balance at June 30, 2006	57,662,552	$576,626	$500,334,248	$(9,607,839)	$(472,063)	$490,830,972

See accompanying notes to condensed consolidated financial statements.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2006	2005
Increase (decrease) in cash:
Operating activities:
Net cash provided by (used in) operating activities	$14,472,691	$(591,566)

Investing activities:
Acquisition of real estate	(106,224,078)	—
Investments in unconsolidated entities	(13,275,759)	(73,845,418)
Distribution of loan proceeds from unconsolidated entity	43,514,548	—
Investments in mortgages and other note payable	(51,800,000)	—
Decrease (increase) in deposits on properties	1,000,000	(200,000)
Acquisition fees and costs	(8,727,804)	(10,739,172)
Short-term investment	(8,000,000)	—
Increase in restricted cash	(1,046,570)	—

Net cash used in investing activities	(144,559,663)	(84,784,590)

Financing activities:
Subscriptions received from stockholders	197,059,794	98,331,034
Redemptions	(576,925)	—
Stock issuance costs	(17,833,808)	(12,889,410)
Borrowings under line of credit, net of payments	2,777,296	1,973,467
Payment of loan costs	(137,669)	(38,050)
Distributions to stockholders	(13,094,152)	(3,308,566)

Net cash provided by financing activities	168,194,536	84,068,475

Effect of exchange rate fluctuation on cash	(472,063)	—

Net increase (decrease) in cash	37,635,501	(1,307,681)
Cash at beginning of period	93,804,681	36,710,117

Cash at end of period	$131,440,182	$35,402,436

Supplemental disclosure of non-cash investing activities:
Amounts incurred but not paid (included in due to affiliates):
Acquisition fees and costs	$1,140,709	$—

Allocation of acquisition fees to real estate investments	$4,505,610	$—

Allocation of acquisition fees to mortgages and other notes payable	$2,072,000	$—

Allocation of acquisition fees to investments in unconsolidated entities	$—	$3,583,567

Supplemental disclosure of non-cash financing activities:
Amounts incurred but not paid (included in due to affiliates):
Offering and stock issuance costs	$7,738,966	$1,301,026

See accompanying notes to condensed consolidated financial statements.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

1.	Organization and Nature of Business:

CNL Income Properties, Inc. (the “Company”) was organized in Maryland on August 11, 2003. The Company operates and has elected to be taxed as a real estate investment trust (a “REIT”) for federal income tax purposes. Various wholly-owned subsidiaries have been and will be formed by the Company for the purpose of acquiring and owning direct or indirect interests in real estate. The Company was formed primarily to acquire directly and indirectly properties in the United States that will be leased on a long-term (generally five to 20-years, plus multiple renewal options), triple-net or gross basis to tenants or operators who are significant industry leaders. To a lesser extent, the Company also leases properties to taxable REIT subsidiary (“TRS”) tenants and engages independent third-party managers to operate those properties. The asset classes in which the Company is most likely to invest or has invested include the following:

•	Property leased to dealerships
•	Campgrounds or recreational vehicle (“RV”) parks
•	Health clubs
•	Parking lots
•	Merchandise marts
•	Destination retail and entertainment centers
•	Marinas
•	Ski resorts, including real estate in and around ski resorts such as ski-in/ski-out alpine villages, lodging and other related properties
•	Golf courses and golf resorts, including real estate in and around golf courses
•	Amusement parks, waterparks and family entertainment centers, which may include lodging facilities
•	Real estate in and around lifestyle communities
•	Vacation ownership interests
•	Other attractions, such as sports-related venues, and cultural facilities such as visual and performing arts centers, zoological parks or aquariums.

The Company may also make or acquire loans (mortgage, mezzanine and other loans) or other permitted investments related to interests in real estate and may purchase equity and other interests in financings. In addition, the Company may invest up to 10% of its assets in businesses that provide services, or are otherwise ancillary, to the types of properties in which it is permitted to invest. As of June 30, 2006, the Company has invested in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, two outdoor waterparks, two golf courses, one dealership, one sky lift attraction, two ski properties and has made four loans.

2.	Significant Accounting Policies:

Basis of Presentation – The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for the fair presentation of the Company’s results for the interim period presented. Operating results for the quarter and six months ended June 30, 2006 may not be indicative of the results that may be expected for the year ending December 31, 2006. Amounts as of December 31, 2005 included in the condensed consolidated financial statements have been derived from audited consolidated financial statements as of that date, but do not include all disclosures required by accounting principles generally accepted in the United States of America. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2005.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

2.	Significant Accounting Policies (Continued):

Principles of Consolidation – The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which the Company has a controlling interest in accordance with the provisions of Statement of Position 78-9 “Accounting for Investments in Real Estate Ventures” (“SOP 78-9”) and Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF 04-5”), or is the primary beneficiary as defined in FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46”). All significant intercompany balances and transactions have been eliminated in consolidation.

Investment in Unconsolidated Entities – The equity method of accounting is applied with respect to investments in entities in which the Company has determined that consolidation is not appropriate under FIN 46, SOP 78-9 or EITF 04-5. The difference between the Company’s carrying amount of its investments in unconsolidated entities and the underlying equity in the net assets of the entities is due to acquisition fees and expenses paid to affiliates which have been allocated to the Company’s investment. These amounts are amortized over the estimated useful life of the underlying real estate tangible assets when the properties were acquired. The Company records its equity in earnings of the entities under the hypothetical liquidation at book value method of accounting. Under this method, the Company recognizes income in each period equal to the change in its share of assumed proceeds from the liquidation of the underlying unconsolidated entities at depreciated book value.

Allocation of Purchase Price for Acquisition of Properties – The Company allocates the purchase price of properties to tangible and intangible assets acquired and liabilities assumed as provided by Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations.” For each acquisition, the Company assesses the value of the land, the as-if vacant building, equipment and intangible assets, including in-place lease origination costs, and the above or below market lease values based on their estimated fair values. The values determined are based on independent appraisals, discounted cash flow models and our estimates reflecting the facts and circumstances of each acquisition.

Real Estate Investment Properties – Real estate properties are generally comprised of land, buildings and improvements, leasehold interests, and equipment and are recorded at historical cost. Depreciation is computed using the straight-line method of accounting over the estimated useful lives of the related assets. Buildings and improvements are depreciated over 39 years and leasehold interests and equipment over their estimated useful lives. When the properties or equipment are sold, the related cost and accumulated depreciation will be removed from the accounts and any gain or loss from sale will be reflected in the Company’s results of operations.

Intangible Assets – Amortization of intangible assets, such as in-place leases and above and below market leases, are computed using the straight-line method of accounting over the lease term. Intangible assets with indefinite lives are not amortized. Intangible assets have been included in prepaid expenses and other assets in the accompanying unaudited condensed consolidated balance sheet.

Asset Retirement Obligation – In accordance with SFAS No. 143, “Asset Retirement Obligations”, the Company records the fair value of the liability for an asset retirement obligation to the extent it is estimatable in the period in which it is acquired with a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement costs included in the carrying amount of the related asset are depreciated over the estimated useful life of the related asset.

Lease Accounting – The Company’s leases are accounted for under the provisions of SFAS No. 13, “Accounting for Leases,” and have been accounted for as operating leases. This statement requires management to estimate the economic life of the leased property, the residual value of the leased property and the present value of minimum lease payments to be received from the tenant.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

2.	Significant Accounting Policies (Continued):

Restricted Cash – Certain amounts of cash are restricted to fund capital expenditures for the Company’s real estate investment properties. The Company’s restricted cash balances as of June 30, 2006 and December 31, 2005 were $1,046,570 and zero, respectively.

Short-Term Investment – The Company holds a certificate of deposit that earns interest at a rate of 5.189% and matures on April 20, 2007. The certificate secures a letter of credit which is pledged as collateral for a note payable as described in Note 8. The Company did not have any short-term investments at December 31, 2005.

Distributions Receivable – In accordance with the partnership agreements governing the unconsolidated entities in which the Company has invested, at the end of each quarter the partner distributions are calculated for the period and the partnership is obligated to make those distributions generally within 45 days after the quarter end. As such, the Company has recorded its share of the distributions receivable from its unconsolidated entities.

Mortgages and Other Notes Receivable – Mortgages and other notes receivable are recorded at the lower of cost or market. Whenever future collection of a specific note appears doubtful, a valuation allowance will be established. The allowance represents the difference between the carrying value and the amount expected to be received. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in impairments and provisions on assets. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. When a loan or portion of a loan, including an impaired loan, is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance. Accrual of interest is discontinued when management believes, after considering economic and business conditions and collection efforts, that a borrower’s financial condition is such that collection of interest is doubtful. Subsequent interest is recorded as income when collected. At this time the Company has not established a valuation allowance on its loans as collection is expected to occur.

Loan origination and other fees received by the Company in connection with making the loans are recorded as a reduction of the note receivable and amortized into interest income over the initial term of the loan. The Company records acquisition fees incurred in connection with making the loans as part of the mortgages and other notes receivable balance and amortizes the amounts as a reduction of interest income over the term of the notes.

Reclassifications – Certain prior period amounts in the condensed consolidated financial statements have been reclassified to conform with the current period presentation. These reclassifications had no impact on results of operations or stockholders’ equity as of June 30, 2006.

New Accounting Pronouncements – In July 2006, the FASB issued FASB Interpretation Number 48, “Accounting for Uncertainty in Income Taxes,” an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, “Accounting for Income Taxes”. The interpretation clearly scopes out income tax positions related to FASB Statement No. 5, “Accounting for Contingencies.” The Company will adopt the provisions of this statement beginning in the first quarter of 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings on January 1, 2007. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

3.	Real Estate Investment Properties:

During the six months ended June 30, 2006, the Company acquired the following real estate investment properties:

Property	Location	Date of Acquisition	Purchase Price
Hawaiian Falls Waterparks	Garland and The Colony, Texas	4/21/06	$12,125,000
Route 66 Harley-Davidson Dealership	Tulsa, Oklahoma	4/27/06	6,500,000
Palmetto Hall Plantation Club	Hilton Head, South Carolina	4/27/06	7,600,000
Cypress Mountain Ski Area	British Columbia, Canada	5/30/06	27,500,000
Raven Golf Club at South Mountain	Phoenix, Arizona	6/09/06	12,750,000
Bretton Woods Mountain Resort	Bretton Woods, New Hampshire	6/23/06	45,000,000

Total			$111,475,000

As of June 30, 2006 and December 31, 2005, real estate investment properties under operating leases consisted of the following:

	June 30, 2006	December 31, 2005
Land & land improvements	$21,104,645	$—
Leasehold interest	39,258,578	19,674,026
Buildings	48,112,836	162,700
Equipment	30,582,555	1,133,400
Less: accumulated depreciation	(1,187,190)	(17,224)

	$137,871,424	$20,952,902

4.	Investment in Unconsolidated Entities:

As of June 30, 2006 and December 31, 2005, the Company owned investments in unconsolidated entities accounted for under the equity method of accounting with carrying values totaling approximately $176.5 million and $207.2 million, respectively. The unconsolidated entities are engaged in the business of owning and leasing real estate. The Company contributed approximately $8.9 million to the DMC Partnership during the six months ended June 30, 2006 for an expansion at the DMC property as further discussed in Note 12. Additionally, during the six months ended June 30, 2006, the Company received a distribution of approximately $43.5 million representing its share of proceeds from the $63.0 million debt financing obtained by the Wolf Partnership. As of June 30, 2006 and December 31, 2005, the Company had distributions receivable of approximately $3.0 million and $4.9 million from its unconsolidated entities, respectively.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

4.	Investment in Unconsolidated Entities (Continued):

Under the hypothetical liquidation at book value method of accounting, the Company recognizes income in each period equal to the change in its share of assumed proceeds from the liquidation of the underlying unconsolidated entities at depreciated book value. The following presents the condensed financial information for the unconsolidated entities for the six months ended June 30, 2006 and 2005 (in thousands):

	Six Months Ended June 30, 2006
	Wolf Partnership	DMC Partnership	Intrawest Venture	Total
Revenue	$19,211	$15,658	$8,306	$43,175
Property operating expenses	(15,591)	(431)	(3,746)	(19,768)
Depreciation & amortization expenses	(3,028)	(3,945)	(2,888)	(9,861)
Interest expense	(1,040)	(4,367)	(2,801)	(8,208)
Interest and other income	57	4	441	502

Net income (loss)	$(391)	$6,919	$(688)	$5,840

Income (loss) allocable to other venture partners (1)	$(578)	$2,341	$(3,144)	$(1,381)

Income allocable to the Company (1)	$187	$4,578	$2,456	$7,221
Amortization of capitalized costs	(29)	(253)	(118)	(400)

Equity in earnings of unconsolidated entities	$158	$4,325	$2,338	$6,821

Distributions declared to the Company (2)	$1,535	$5,148	$1,585	$8,268

Distributions received by the Company (2)	$3,494	$5,242	$923	$9,659

	Six Months Ended June 30, 2005
	Wolf Partnership (3)	DMC Partnership	Intrawest Venture	Total
Revenue	$—	$8,400	$7,889	$16,289
Property operating expenses	—	(182)	(3,159)	(3,341)
Depreciation & amortization expenses	—	(2,675)	(2,893)	(5,568)
Interest expense	—	(3,317)	(1,969)	(5,286)
Interest and other income	—	—	20	20

Net income (loss)	$—	$2,226	$(112)	$2,114

Loss allocable to other venture partners (1)	$—	$(267)	$(2,353)	$(2,620)

Income allocable to the Company (1)	$—	$2,493	$2,241	$4,734
Amortization of capitalized costs	—	(178)	(74)	(252)

Equity in earnings of unconsolidated entities	$—	$2,315	$2,167	$4,482

Distributions declared to the Company (2)	$—	$2,269	$1,927	$4,196

Distributions received by the Company (2)	$—	$671	$1,292	$1,963

____________________

FOOTNOTES:

(1)	Income is allocated to the Company under the hypothetical liquidation at book value method of accounting.

(2)	The Company receives interest payments from a loan made to the Intrawest Venture in connection with two Canadian properties. These payments are reflected as distributions received from unconsolidated entities. The amount excludes the distribution of approximately $43.5 million from the Wolf Partnership during the six months ended June 30, 2006 as discussed above.

(3)	The Wolf Partnership was formed in October 2005 and accordingly did not have operations during the six months ended June 30, 2005.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

4.	Investment in Unconsolidated Entities (Continued):

The following presents the condensed financial information for the unconsolidated entities as of June 30, 2006 and December 31, 2005 (in thousands):

	As of June 30, 2006

	Wolf Partnership	DMC Partnership	Intrawest Venture	Total
Real estate assets, net	$112,338	$246,641	$108,642	$467,621
Intangible assets, net	601	11,124	3,666	15,391
Other assets	5,418	10,519	7,249	23,186
Mortgages and other notes payable	63,000	155,073	80,006	298,079
Other liabilities	6,708	4,296	7,309	18,313
Partners’ capital	48,649	108,915	32,242	189,806

Difference between carrying amount of investment and the Company’s share of partners’ capital	2,822	6,052	3,298	12,172

Carrying amount of investment (1)	36,877	94,464	45,126	176,467

Percentage of ownership at end of reporting period	70.0%	80.0%	80.0%

	As of December 31, 2005

	Wolf Partnership	DMC Partnership	Intrawest Venture	Total
Real estate assets, net	$101,485	$238,969	$110,128	$450,582
Intangible assets, net	689	11,286	4,138	16,113
Other assets	18,710	4,217	5,727	28,654
Mortgages and other notes payable	—	156,389	79,504	235,893
Other liabilities	9,284	3,953	6,886	20,123
Partners’ capital	111,600	94,130	33,603	239,333

Difference between carrying amount of investment and the Company’s share of partners’ capital	1,277	5,916	2,673	9,866

Carrying amount of investment (1)	79,557	83,419	44,175	207,151

Percentage of ownership at end of reporting period	70.0%	80.0%	80.0%

_____________________

FOOTNOTES:

(1)	The carrying amount of the Company’s investment includes a loan made to the Intrawest Venture in connection with two Canadian properties.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

5.	Offerings and Stock Issuance Costs:

On April 16, 2004, the Company began the offer and sale of up to $2.0 billion in shares of common stock (200 million shares of common stock at $10.00 per share) (the “1st Offering”), pursuant to a registration statement on Form S-11 under the Securities Act of 1933. On March 31, 2006, the 1st Offering was terminated, and on April 4, 2006, the Company commenced a second offering for sale up to $2.0 billion in shares of common stock (200 million shares of common stock at $10.00 per share) (the “2nd Offering”), pursuant to a registration statement on Form S-11 under the Securities Act of 1933. The 2nd Offering is expected to continue until April 2008 unless terminated earlier. The Company incurs costs in connection with the offerings and issuance of shares, including filing fees, legal, accounting, printing, selling commissions, marketing support fees, due diligence expense reimbursements and escrow fees, which are deducted from the gross proceeds of the offerings. As of June 30, 2006, the Company has raised approximately $574.9 million in proceeds and incurred stock issuance costs of approximately $74.6 million in connection with the offerings.

6.	Mortgages and Other Notes Receivable:

As of June 30, 2006, the Company has made the following loans:

Description	Date of Loan Agreement	Maturity date	Interest Rate		Loan Principal Amount	Accrued Interest
Consolidated Conversion, LLC (hotel conversion)	9/29/2005	4/30/2007	15.0	%(1)	$3,000,000	$—

Plaza Partners, LLC (hotel conversion)	2/28/2006	2/28/2007	15.0	%(2)	$16,800,000	$122,500

Mizner Court Holdings, LP (condominium conversion)	3/10/2006	11/9/2007	LIBOR + 7.0	%(3)	$15,000,000	$111,824

Shorefox Development, LLC (lifestyle community development)	3/13/2006	3/10/2009	13.5	%(4)	$20,000,000	$—

____________________

FOOTNOTES:

(1)	Pursuant to the loan agreement, the loan earns interest at a rate of 15.0% per year and requires monthly interest payments based on an annual percentage rate of 8.5% with the remaining 6.5% becoming due and payable upon the loan’s maturity. The term of the loan is 18 months and may be extended by the borrower for up to three additional six-month periods. The loan is collateralized by a first mortgage on ten vacant acres of land adjacent to the hotel and a second priority mortgage on the remainder of the property which includes the hotel. Completion of the condominium conversion and related improvements is guaranteed by the principals of Consolidated Conversions, LLC. The loan may be prepaid at anytime, but in no event will the Company receive less than a 15% return for at least one year.

(2)	Pursuant to the loan agreement, the loan earns interest at a rate of 15.0% per year and requires monthly interest payments based on an annual percentage rate of 8.75% with remaining 6.25% becoming due and payable upon the loan’s maturity. The term of the loan is 12 months and may be extended by the borrower for up to two additional six-month periods. The loan is collateralized by a first mortgage on the property.

(3)	The loan was purchased from Column Financial, Inc., as former lender, to Mizner Court Holdings, LP. Mizner Court Holdings, LP is a partnership owned by a subsidiary of GE Capital called GEBAM, Inc. and by Stoltz Mizner Court, LP. The initial term of the loan is 24 months and has 17 months remaining with a one year extension option. The interest rate is at one month LIBOR (approximately 5.33% on June 30, 2006) plus 7.0%. The mezzanine loan is collateralized by a pledge of all the partnership interests in Mizner Court, LP and is guaranteed as to interest payments and as to completion by Morris L. Stoltz II.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

6.	Mortgages and Other Notes Receivable (Continued):

(4)	Pursuant to the loan agreement, the Company agreed to provide financing up to $40.0 million in connection with the development of the infrastructure of an Orvis branded lifestyle community in Granby, Colorado. As of June 30, 2006, the Company has contributed $20.0 million. The loan requires interest payments based on an annual interest rate of 9.5% paid monthly with the remaining 4.0% becoming due and payable upon the loan’s maturity. The term of the loan is 36 months and may be extended by the borrower up to 12 months. The loan may not be prepaid during the first year. The loan is collateralized by a first mortgage on a portion of the Granby property.

The loan is personally guaranteed by the principals of Shorefox Development, LLC until $10.0 million in infrastructure is completed. Loan origination fees of $400,000 were paid to the Company in connection with making this loan. This amount was recorded as a reduction in the value of the note receivable on the accompanying condensed consolidated balance sheet and will be amortized into interest income over the initial term of the loan.

The Company records acquisition fees incurred in connection with making the loans as part of the mortgages and other notes receivable balance and amortizes the amounts as a reduction of interest income over the term of the notes. Acquisition fees, net of accumulated amortization were $1,734,344 and $100,000 and loan origination costs, net of accumulated amortization were $358,595 and zero, as of June 30, 2006 and December 31, 2005, respectively. The deferred portion of interest receivable totaling $749,139 and $49,833 as of June 30, 2006 and December 31, 2005, respectively, is also included in the mortgages and other notes receivable balance.

7.	Line of Credit:

On March 24, 2006, the Company entered into an agreement for a $20.0 million revolving line of credit with Colonial Bank, N.A. The line replaced a previously existing $5.0 million line of credit with Branch Banking & Trust Company and will primarily be used for working capital needs, to temporarily fund distributions to stockholders and bridge financing on real estate investments. The line of credit is unsecured, bears interest at the 30-day LIBOR (approximately 5.33% on June 30, 2006) plus 2.25% and has a term of two years with monthly payments of interest only and principal due at maturity (March 24, 2008). As of June 30, 2006, borrowings outstanding under the line of credit were approximately $7.3 million. The balance outstanding on our previous line of credit at December 31, 2005 was approximately $4.5 million. The terms of the line of credit agreement require the Company to meet certain customary financial covenants and ratios including (a) a total permanent debt to total assets ratio of no more than 65%, (b) a tangible net worth of no less than $200.0 million and (c) a ratio of distributions to funds from operations of no more than 110%. The Company was in compliance with these covenants at June 30, 2006. Additionally, the Company is required to maintain a zero balance on the line of credit for a 30-day period during the first quarter of each year beginning in 2007.

8.	Note Payable:

As of June 30, 2006 the Company had the following note payable:

Description	Amount	Interest Rate	Terms
Note payable to seller in connection with the acquisition of Bretton Woods	$6,500,000	5.769%	All principal and interest due on June 19, 2010. The Company has obtained a letter of credit secured by an $8.0 million certificate of deposit pledged as collateral for the repayment of principal and interest for this loan.

9.	Related Party Arrangements:

Certain directors and officers of the Company hold similar positions with CNL Income Corp., a stockholder and the advisor (the “advisor”) of the Company, and with the managing dealer of the Company’s public offering, CNL Securities Corp. The Company’s chairman of the board indirectly owns a controlling interest in the parent company of the advisor. These affiliates receive fees and compensation in connection with the Company’s stock offerings and the acquisition, management and sale of the Company’s assets.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

9.	Related Party Arrangements (Continued):

During the quarters and six months ended June 30, 2006 and 2005, CNL Securities Corp. earned fees and incurred reimbursable expenses as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Selling commissions	$3,526,698	$3,412,090	$12,590,988	$6,201,252
Marketing support fee & due diligence expense reimbursements	1,513,999	1,323,109	5,001,246	2,395,864

Total	$5,040,697	$4,735,199	$17,592,234	$8,597,116

The managing dealer is entitled to selling commissions of 6.5% and 7.0% of gross offering proceeds and a marketing support fee of 2.5% and 3.0% of gross offering proceeds for the 1st and 2nd offerings, respectively, as well as actual expenses of up to 0.10% incurred in connection with due diligence. A substantial portion of the selling commissions and marketing support fees and all of the due diligence expenses are reallowed to third-party participating broker dealers.

During the quarters and six months ended June 30, 2006 and 2005, the advisor and its affiliates earned fees and incurred reimbursable expenses as follows:

	Quarter Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Acquisition fees (1):
Acquisition fees from offering proceeds	$1,625,361	$1,641,655	$5,880,389	$2,956,146
Acquisition fees from debt proceeds	—	1,495,740	1,323,000	4,908,899

Total	1,625,361	3,137,395	7,203,389	7,865,045

Asset management fees (2):	1,213,975	676,979	2,219,275	990,952
Reimbursable expenses (3):
Offering costs	6,386,414	1,740,558	7,980,540	3,974,756
Acquisition costs	1,267,689	279,749	1,353,008	579,083
Operating expenses (reimbursements)	55,981	(111,829)	371,054	480,590

Total	7,710,804	1,908,478	9,704,602	5,034,429

Total fees earned and reimbursable expenses	$10,549,420	$5,722,852	$19,127,266	$13,890,426

____________________

FOOTNOTES:

(1)	Acquisition fees for services in the selection, purchase, development or construction of real property, generally equal to 3.0% of gross offering proceeds, and 3.0% of loan proceeds for services in connection with the incurrence of debt.

(2)	Asset management fees of 0.08334% per month of the Company’s “real estate asset value,” as defined in the Company’s prospectus dated April 4, 2006 and the outstanding principal amount of any mortgage loan as of the end of the preceding month.

(3)	The advisor and its affiliates are entitled to reimbursement of certain expenses incurred on behalf of the Company in connection with the Company’s organization, offering, acquisitions, and operating activities. Pursuant to the advisory agreement, the Company will not reimburse the advisor any amount by which total operating expenses paid or incurred by the Company exceed the greater of 2.0% of average invested assets or 25.0% of net income (the “Expense Cap”) in any expense year, as defined in the advisory agreement. For the expense year ended June 30, 2006, operating expenses did not exceed the Expense Cap.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

9.	Related Party Arrangements (Continued):

Amounts due to affiliates for fees and expenses described above are as follows:

	June 30, 2006	December 31, 2005
Due to the advisor and its affiliates:
Offering expenses	$10,663,675	$3,136,789
Asset management fees	449,913	300,489
Operating expenses	415,147	734,970
Acquisition fees and expenses	1,140,709	1,318,983

Total	$12,669,444	$5,491,231

Due to CNL Securities Corp:
Selling commissions	$1,245,110	$1,131,002
Marketing support fees and due diligence expense reimbursements	532,972	435,000

Total	$1,778,082	$1,566,002

Total due to affiliates	$14,447,526	$7,057,233

The Company also maintains certain bank accounts in a bank in which the Company’s chairman and another director also serve as directors, and in which CNL Financial Group, an affiliate of the Company, is a stockholder. The amount deposited with this bank was approximately $1.0 million as of June 30, 2006 and zero as of December 31, 2005.

10.	Redemption of Shares:

During the quarter and six months ended June 30, 2006, the Company redeemed 34,336 and 60,807 shares for an average price of approximately $9.51 and $9.49 per share totaling $326,595 and $576,925, respectively. As of June 30, 2006, the Company has redeemed a total of 85,000 shares for an average price of approximately $9.49 per share totaling $806,759.

11.	Distributions:

The Company declared and paid distributions of approximately $13.1 million ($0.2748 per share) for the six months ended June 30, 2006.

For the six months ended June 30, 2006, approximately 76.5% of the distributions paid to the stockholders were considered ordinary income and approximately 23.5% were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders are required to be or have been treated as a return of capital for purposes of calculating the stockholders’ return on their invested capital. The characterization of distributions declared for the quarter and six months ended June 30, 2006 may not be indicative of the characterization of distributions that may be expected for the year ending December 31, 2006.

CNL INCOME PROPERTIES, INC.

AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

(UNAUDITED)

12.	Commitments & Contingencies:

On October 12, 2005, the Company, through the DMC Partnership with DMC entered, into a memorandum of understanding and a development agreement to develop an approximately 500,000 square foot lighting center expansion (160,000 leasable square feet) at the Dallas Trade Mart (the “Trade Mart Expansion”) at the DMC Property. The total estimated construction costs are expected to be approximately $21.3 million. The Company’s total contribution to the DMC Partnership for the Trade Mart Expansion is estimated to be approximately $17.0 million and will be made in accordance with the current partnership structure. As of June 30, 2006, the Company had contributed approximately $12.4 million and its partner had contributed approximately $3.8 million. The Company additionally contributed approximately $2.9 million on July 3, 2006. The remaining costs will be funded over the remainder of the development period. The Trade Mart Expansion is expected to be completed in early 2007 and will be leased to an affiliate of DMC.

As discussed in Note 6, on March 13, 2006, the Company agreed to provide financing up to $40.0 million in connection with the development of the infrastructure of an Orvis branded lifestyle community in Granby, Colorado. As of June 30, 2006, the Company has contributed $20.0 million and has committed to fund the remaining $20.0 million during the life of the loan.

In connection with the purchase of the resort village property located at Copper Mountain, Colorado, the CNL Retail Village Partnership agreed to pay additional future purchase consideration contingent upon the Copper Mountain property achieving certain levels of financial performance, as specified in the purchase and sale agreement. The amount of the contingent purchase price will be determined as of December 31, 2008, and in no event will it exceed $3.75 million. The Company has guaranteed the payment of the contingent purchase price to Intrawest on behalf of the CNL Retail Village Partnership.

In connection with the purchase of the Wolf Dells Property and the Wolf Sandusky Property, Great Wolf may receive an additional contingent purchase price of up to $3.0 million per waterpark resort if those properties achieve certain financial performance goals during 2007 and 2008. The amount of contingent purchase price will be determined during those years, and in no event will it exceed a total of $6.0 million for both properties.

The Company has committed to invest approximately $500,000 in improvements to the South Mountain property and $17.5 million for improvements at the Bretton Woods property over the next three years.

13.	Subsequent Events:

The Company’s board of directors declared distributions of $0.0458 per share to stockholders of record at the close of business on July 1, 2006. The board of directors also declared a distribution of $0.0466 per share to stockholders of record at the close of business on August 1, 2006. These distributions are to be paid by September 30, 2006.

CNL INCOME PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2005

	Initial Costs			Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at Close of Period
Description	Leasehold Interest	Buildings	Equipment	Improvements	Carrying Costs	Leasehold Interest	Buildings	Equipment	Total	Accumulated Depreciation	Date of Construction	Date Acquired	Life on which depreciation in latest income statements is computed
Gatlinburg Sky Lift (sky lift attraction)	$19,674,026	$162,700	$1,133,400	$—	$—	$19,674,026	$162,700	$1,133,400	$20,970,126	$(17,224)	In 1953	12/22/2005	(1)
Gatlinburg, Tennessee

Transactions in real estate and accumulated depreciation during 2005 are as follows:

Balance at January 1, 2005	$—
Acquisitions	20,970,126
Accumulated depreciation	(17,224)

Balance at December 31, 2005	$20,952,902

____________________

FOOTNOTES:

(1)	Buildings and improvements are depreciated over 39 years. Leasehold improvements and equipment are depreciation over their estimated useful lives.

CNL INCOME PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE IV – MORTGAGE LOANS ON REAL ESTATE

December 31, 2005

Description	Interest Rate	Final Maturity Date (2)	Periodic Payment Term	Prior Liens	Face Amount of Mortgages	Carrying Amount of Mortgages	Principal Amount of Loans subject to Delinquent Principal or Interest
Consolidated Conversions, LLC (hotel conversion)	15.0% annually (1)	4/30/2007	Monthly interest only payments with a balloon at maturity	n/a	$3,000,000	$3,000,000	$—

____________________

FOOTNOTES:

(1)	Pursuant to the loan agreement, the loan earns interest at a rate of 15% per year and requires monthly interest payments based on an annual percentage rate of 8.5% with the remaining 6.5% becoming due and payable upon the loan’s maturity. As of December 31, 2005, the receipt of approximately $50,000 in interest income has been deferred until maturity.

(2)	The loan matures on April 30, 2007 or earlier upon the sale of the condominium hotel units.

I NDEX TO OTHER FINANCIAL STATEMENTS

The following financial information is filed as part of the Prospectus Supplement as a result of the Company’s acquiring an interest in Cypress Recreations, LP. For information regarding this investment and the leases into which the Company has entered, see the “Business - Property Acquisitions.”

Page

Cypress Bowl Recreations, LP

Unaudited Financial Statements as of March 31, 2006 and for Quarters Ended March 31, 2006 and 2005

Unaudited Balance Sheet	F - 30

Unaudited Statement of Income	F - 31

Unaudited Statement of Cash Flows	F - 32

Notes to the Unaudited Financial Statements	F - 33

Balance Sheets as of December 31, 2005 and 2004 and the related Statements of Income, Stockholder’s Equity and Accumulated Other Comprehensive Income (Loss), and Cash Flows for the years ended December 31, 2005 and 2004

Independent Auditor’s Report	F - 35

Balance Sheet	F - 36

Statement of Income	F - 37

Statement of Partner’s Capital and Accumulated Other Comprehensive Income (Loss)	F - 38

Statement of Cash Flows	F - 39

Notes to the Financial Statements	F - 40

The following summarized unaudited financial information is filed as a part of this Prospectus Supplement as a result of the Company’s acquisition of the Bretton Woods Mountain Resort. For information regarding this investment and the leases into which the Company has entered, see the “Business – Property Acquisitions.”

The Bretton Woods Property

Summarized Financial Information	F - 50

C YPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

UNAUDITED BALANCE SHEET

MARCH 31, 2006 AND DECEMBER 31, 2005

ASSETS
	2006	2005
CURRENT ASSETS
Cash and cash equivalents	$3,356,912	$736,509
Accounts receivable	70,065	142,442
Inventories	94,212	209,409
Prepaids	141,689	249,372

Total current assets	3,662,878	1,337,732

PROPERTIES, FACILITIES, AND EQUIPMENT, net	8,331,795	8,524,337

DEFERRED TAX ASSET	57,466	57,466

OTHER LONG TERM ASSETS
Park use permit, net of accumulated amortization
	7,620,486	7,689,044

Total assets	$19,672,625	$17,608,579

LIABILITIES AND PARTNER’S CAPITAL

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,515,200	$1,621,337
Current portion of long term obligations and allocated senior debt	—	117,782
Allocated Income tax payable	1,266,974	1,004,986
Deferred revenue	53,268	926,098

Total current liabilities	2,835,442	3,670,203

LONG TERM OBLIGATIONS AND
ALLOCATED SENIOR DEBT, net of current portion	5,135,395	4,096,948

COMMITMENTS AND CONTINGENCIES

PARTNER’S CAPITAL
Partner’s contributed capital	4,736,161	4,736,161
Retained earnings	4,475,591	2,574,730
Accumulated other comprehensive income	2,490,036	2,530,537

	11,701,788	9,841,428

	$19,672,625	$17,608,579

See accompanying notes.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

UNAUDITED STATEMENT OF INCOME

QUARTERS ENDED MARCH 31, 2006 AND 2005

	2006	2005
RESORT AND RETAIL REVENUES	$6,950,852	$3,934,130

RESORT AND RETAIL OPERATIONS
EXPENSE, INCLUDING
DIRECT PAYROLL	2,783,035	1,369,523

UNALLOCATED OPERATING EXPENSES
General and administrative	402,431	252,785
Selling and marketing	98,426	58,898
Depreciation and amortization	394,147	341,034

	895,004	652,717

OTHER INCOME (EXPENSE)
Interest expense	(105,378)	(78,788)

	(105,378)	(78,788)

NET INCOME BEFORE INCOME TAXES	3,167,435	1,833,102

INCOME TAX EXPENSE	1,266,974	733,241

NET INCOME	$1,900,461	$1,099,861

See accompanying notes.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

UNAUDITED STATEMENT OF CASH FLOWS

QUARTERS ENDED MARCH 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,900,461	$1,099,861
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	394,147	341,034
Loss on sale of equipment	—	8,299
Change in operating assets and liabilities:
Accounts receivable	72,377	46,469
Inventories	115,197	24,406
Prepaids	107,683	78,789
Accounts payable and accrued liabilities	(106,137)	(410,472)
Accrued income taxes	261,988	581,429
Deferred revenue	(872,830)	(1,280,797)

	1,872,886	489,018

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of facilities and equipment	(133,047)	—

	(133,047)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Net advances to parent	740,409	(1,023,831)

	740,409	(1,023,831)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	140,155	(32,698)

CHANGE IN CASH AND CASH EQUIVALENTS	2,620,403	(567,511)

CASH AND CASH EQUIVALENTS
Beginning of year	736,509	1,174,776

End of year	$3,356,912	$607,265

See accompanying notes.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE UNAUDITED FINANCIAL STATEMENTS

QUARTER END MARCH 31, 2006

1.	General

The statements presented herein have been prepared in conformity with accounting principles generally accepted in the United States of America and should be read in conjunction with the audited balance sheet as of December 31, 2005 and 2004, and the related statement of income, statement of partner’s capital and accumulated other comprehensive income (loss) and statement of cash flows for the years ended December 31, 2005 and 2004. In the opinion of management, all adjustments that are deemed necessary have been made in order to fairly present the unaudited interim financial statements for the period and accounting policies have been consistently applied.

CYPRESS BOWL RECREATIONS

LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

INDEPENDENT AUDITOR’S REPORT

and

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

INDEPENDENT AUDITOR’S REPORT

To the Partners

Cypress Bowl Recreations Limited Partnership

(A wholly owned subsidiary of Boyne USA, Inc.)

We have audited the accompanying balance sheets of Cypress Bowl Recreations Limited Partnership (the Company) (a wholly owned subsidiary of Boyne USA, Inc.) as of December 31, 2005 and 2004, and the related statements of income, partner’s capital and accumulated other comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cypress Bowl Recreations Limited Partnership at December 31, 2005 and 2004, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP
Seattle, Washington
March 27, 2006

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

BALANCE SHEET

DECEMBER 31, 2005 AND 2004

ASSETS
	2005	2004
CURRENT ASSETS
Cash and cash equivalents	$736,509	$1,174,776
Accounts receivable	142,442	101,846
Inventories	209,409	157,458
Prepaids	249,372	375,568

Total current assets	1,337,732	1,809,648

PROPERTY, FACILITIES, AND EQUIPMENT, net	8,524,337	8,002,697

DEFERRED TAX ASSETS	57,466	—

OTHER LONG TERM ASSETS
Park use permit, net of accumulated amortization of $1,328,944 and $1,053,990	7,689,044	7,965,345

Total assets	$17,608,579	$17,777,690

LIABILITIES AND PARTNER’S CAPITAL

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$1,621,337	$1,013,325
Current portion of long term obligations and allocated senior debt	117,782	39,085
Income tax payable	1,004,986	151,812
Deferred revenue	926,098	2,466,144

Total current liabilities	3,670,203	3,670,366

DEFERRED TAX LIABILITY	—	142,705

LONG TERM OBLIGATIONS AND
ALLOCATED SENIOR DEBT, net of current portion	4,096,948	5,674,778

COMMITMENTS AND CONTINGENCIES (Note 5)

PARTNER’S CAPITAL
Partner’s contributed capital	4,736,161	4,736,161
Retained earnings	2,574,730	1,367,508
Accumulated other comprehensive income	2,530,537	2,186,172

	9,841,428	8,289,841

	$17,608,579	$17,777,690

See accompanying notes.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

STATEMENT OF INCOME

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
RESORT AND RETAIL REVENUES	$9,236,066	$9,491,104

RESORT AND RETAIL OPERATIONS
EXPENSE, INCLUDING
DIRECT PAYROLL	4,312,227	5,033,743

UNALLOCATED OPERATING EXPENSES
General and administrative	943,642	956,667
Selling and marketing	203,150	201,188
Depreciation and amortization	1,424,313	1,532,133

	2,571,105	2,689,988

OTHER INCOME (EXPENSE)
Unrealized foreign exchange gain (loss)	—	(202,346)
Interest expense	(340,697)	(350,333)

	(340,697)	(552,679)

NET INCOME BEFORE INCOME TAXES	2,012,037	1,214,694

FOREIGN INCOME TAX EXPENSE (BENEFIT)
Current	1,004,986	196,212
Deferred	(200,171)	(35,845)

	804,815	160,367

NET INCOME	$1,207,222	$1,054,327

See accompanying notes.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

STATEMENT OF PARTNER’S CAPITAL AND

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2005 AND 2004

	Partner’s Contributed Capital	Retained Earnings	Comprehensive Income	Accumulated Other Comprehensive Income	Total
BALANCE, December 31, 2003	$4,736,161	$313,181		$1,536,473	$6,585,815

Net income	—	1,054,327	$1,054,327	—	1,054,327

Foreign currency translation adjustment	—	—	649,699	649,699	649,699

Comprehensive income	—	—	$1,704,026	—	—

BALANCE, December 31, 2004	4,736,161	1,367,508		2,186,172	8,289,841

Net income	—	1,207,222	$1,207,222	—	1,207,222

Foreign currency translation adjustment	—	—	344,365	344,365	344,365

Comprehensive income	—	—	$1,551,587	—	—

BALANCE, December 31, 2005	$4,736,161	$2,574,730		$2,530,537	$9,841,428

See accompanying notes.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,207,222	$1,054,327
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	1,424,313	1,532,133
Gain on sale of equipment	(29,641)	—
Unrealized foreign exchange loss	—	202,346
Deferred income taxes	(200,171)	(35,845)
Change in operating assets and liabilities:
Accounts receivable	(36,638)	43,213
Inventories	(46,032)	87,124
Prepaids	135,682	(97,249)
Accounts payable and accrued liabilities	564,852	(485,025)
Accrued income taxes	853,174	—
Deferred revenue	(1,589,164)	1,010,307

	2,283,597	3,311,331

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of facilities and equipment	(1,406,604)	(457,507)
Proceeds from sale of equipment	29,641	—

	(1,376,963)	(457,507)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long term obligations and allocated senior debt	(1,577,830)	(3,416,606)
Net advances to parent	—	(257,107)

	(1,577,830)	(3,673,713)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	232,929	461,166

CHANGE IN CASH AND CASH EQUIVALENTS	(438,267)	(358,723)

CASH AND CASH EQUIVALENTS
Beginning of year	1,174,776	1,533,499

End of year	$736,509	$1,174,776

SUPPLEMENTAL INFORMATION
Cash paid during the year for interest	$339,627	$1,314,277

Assets acquired under capital lease agreements	$75,708	$—

See accompanying notes.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 1 - Operations and Principles of Combination

Operations - Cypress Bowl Recreations Limited Partnership (“Cypress” or the “Company”), a British Columbia, Canada, Limited Partnership, own and operate a year-round mountain resort facility in Vancouver, British Columbia. Cypress’ facilities are located on land owned by the Canadian Provincial Parks and operations are carried out under a Special Use Permit subject to certain terms and limitations (Note 6).

Cypress Bowl Recreations Limited Partnership is a wholly owned subsidiary of Boyne USA, Inc. and subsidiaries (collectively “Boyne USA” or the “Parent”). Boyne USA, through its wholly owned subsidiaries, is a multi-dimensional organization operating in the resort and recreation industry. Boyne USA owns and operates seasonal and year-round facilities consisting of ski, golf, lodging, restaurant, retail and other property management. During August 2005 Boyne USA entered into an agreement with CNL Income Properties, Inc. whereby CNL agreed to acquire the resort assets of the Cypress and related park use permit operating rights (Note 10).

Cypress’ operations are not accounted for as a separate entity within the organization of the Parent. The accompanying financial statements of Cypress are carved out of the Parent’s consolidated financial statements and have been prepared on a historical cost basis under established accounting methods, practices, procedures and policies and the accounting judgments and estimation methodologies of the Parent. These financial statements may not necessarily be indicative of the financial position, results of operations or cash flows that would have resulted if Cypress had been operated as a stand alone entity. Management believes the judgments made in preparing these financial statements were reasonable.

In order to reflect all of Cypress’s costs of operations, these financial statements reflect the pushdown of the identifiable intangible asset (Park Use Permit - Note 6) and related amortization, general and administrative costs, allocated debt, interest expense, and income taxes. The debt was allocated based on designated use of proceeds and reflects debt which is collateralized by substantially all of Cypress’s assets including cross collateralization for the debt related to other wholly owned subsidiaries of Boyne USA. Income taxes have been allocated based on net taxable income and related deferred tax assets and liabilities of Cypress subject to Canadian and provincial taxes.

Financial Statement Presentation and Foreign Currency Translation - The financial statements are presented in U.S. Dollars which is the Parent’s functional currency. Assets and liabilities denominated in local currencies (Canadian Dollars) are translated to U.S. Dollars using the year end exchange rate for assets and liabilities and the average exchange rate for the period for income and expense items.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 1 - Operations and Principles of Combination (Continued)

Allocated debt and certain long-term assets including the allocated Park Permit are translated at the historical exchange rate. The year end exchange rate at December 31, 2005 and 2004 was approximately $1.17 and $1.20, respectively. The average exchange rate for the years ended December 31, 2005 and 2004 was approximately $1.19 and $1.30, respectively.

Note 2 - Summary of Significant Accounting Policies

Seasonality - The Company has two distinct seasons with skiing and other winter activities generally occurring from December through April and limited summer operations occurring from June through September. Winter activities represent substantially all revenues generated. Operations are subject to unusual seasonality and operating results are highly dependent upon weather conditions. The 2004/2005 season experienced adverse weather conditions and as a result certain resort revenues included in deferred revenue at December 31, 2004 were reclassified to accrued liabilities for refunds paid during 2005.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all cash and short-term investments with a maturity at date of purchase of three months or less, to be cash equivalents.

Accounts Receivable - Accounts receivable are stated at an amount management expects to collect and accounts are written off on a specific identification method, which management does not believe materially differs from the allowance method required under accounting principles generally accepted in the United States of America. Based on management’s assessment of the credit history of the customers with outstanding balances, it has concluded that potential future losses on balances outstanding at year end will be immaterial.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 2 - Summary of Significant Accounting Policies (Continued)

Inventories - The Company values inventories at the lower of cost or market with cost determined on the weighted-average or first-in, first-out (FIFO) method. Inventories consist of the following at December 31:

	2005	2004
Retail and demo equipment	$141,880	$142,475
Food, beverage, and supplies	67,529	14,983

	$209,409	$157,458

Property, Facilities, and Equipment - Property, facilities, and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets (15 to 39 years for buildings and improvements, 3 to 20 years for machinery and equipment, and 3 to 15 years for furniture and fixtures). Leasehold improvements are depreciated or amortized over the shorter of the estimated useful lives of the related assets or the lease term. Maintenance and repair costs are charged to operations as incurred and additions, renewals, and improvements are capitalized.

Park Use Permit - The Special Use Permit represents an identified intangible. The fair value of the permit was calculated to be $8,716,000 at the time of the Cypress acquisition during 2001, based upon exchange rates at such time, and is being amortized over the remaining useful life of the permit, or approximately 30 years. Annual amortization expense amounts to approximately $275,000 per year for the years ended December 31, 2005 and 2004. Amortization expense for the next 5 years is expected to be approximately $275,000 per year.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value based on the present value of estimated expected future cash flows. No such impairments have been determined to be present.

Revenue Recognition - Revenue derived from resort activities and merchandise sales is generally recognized at the point of sale when earned, as the facilities are used, when the services are rendered, or when the retail merchandise is sold.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 2 - Summary of Significant Accounting Policies (Continued)

The Company sells season passes and multi-week packages for various amenities, including equipment rentals and ski instructions. Revenues from season passes are recognized over the season in which the facilities are utilized, generally December 1st to April 15th. Revenues for multi-week packages and amenities are recognized as the services are performed.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents. From time to time, the Company’s cash deposits at a single institution exceed federally insured amounts. Cash and cash equivalents are deposited with high credit, quality financial institutions.

Comprehensive Income - Comprehensive income includes all changes in equity during the period from non-owner sources such as foreign currency translation adjustments. Accumulated other comprehensive income (loss), as presented on the accompanying statement of stockholder’s equity, consists of the cumulative foreign currency translation adjustment resulting from the translation from the local currency (Canadian Dollars) to the reporting currency (U.S. Dollars).

Income Taxes - Cypress is limited partnership and as a result the resulting income tax obligations from the resort operations are passed through to the partners, Boyne Canada ULC and Cypress Bowl ULC, both Canadian entities and wholly owned subsidiaries of Boyne USA, Inc. The partners are subject to Canadian Federal and Provincial taxes. For purposes of these carve-out financial statements, income taxes have been reflected utilizing the “separate return” method and an income tax provision has been included for the taxable earnings reflected, including the impacts of certain allocated income and expenses. Certain allocations from the Parent have not been included in determining the provision for income taxes as the Parent is not subject to Canadian Federal or Provincial taxes and such costs do not impact the taxable income for such purposes. The Company has deferred income tax assets and liabilities due to the deferred benefits and obligations resulting from differences in the carrying basis between book reporting and Canadian tax purposes in property, equipment and facilities. Changes in these deferred benefits and liabilities are reflected in the deferred tax expense (benefit) within the statement of income.

Advertising and Promotion Expense - Advertising and promotion costs are expensed when incurred or expensed ratably over the advertising or promotional campaign. During 2005 and 2004, the Company expensed $80,000 and $74,000 for advertising and promotion costs.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 2 - Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements - In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 Revised, “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51” (“FIN 46R”), which provided, among other things, immediate deferral of the application of FIN 46 for entities that did not originally qualify as special purpose entities, and provided additional scope exceptions for joint ventures with business operations and franchises. The Company’s adoption of FIN 46R did not have an impact on its financial statements.

Note 3 - Property, Facilities, and Equipment

Property, facilities, and equipment consist of the following at December 31:

	2005	2004
Land and improvements	$2,483,769	$1,904,741
Buildings and improvements	2,537,810	2,458,939
Machinery and equipment	13,086,654	12,564,989
Construction-in-progress	83,740	142,630

	18,191,973	17,071,299
Less accumulated depreciation and amortization	9,667,636	9,068,602

	$8,524,337	$8,002,697

The Company has capitalized equipment under capital leases totaling $338,000 and $194,000 at December 31, 2005 and 2004 with related accumulated amortization amounting to $82,000 and $54,000, respectively.

Note 4 - Long Term Obligations and Allocated Senior Debt

Long term obligations and allocated senior debt consists of balances due under a term note payable and capital leases, and allocated amounts due under the Parent’s senior debt facilities.

Term Notes Payable - The Company has a term note payable as of December 31, 2004 resulting from the acquisition of equipment which was paid in full upon maturity on November 22, 2005.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 4 - Long Term Obligations and Allocated Senior Debt (Continued)

Capital Leases - The Company leases certain equipment under capital leases, which expire at various dates through 2007. Capital lease obligations outstanding at December 31, 2005 and 2004 were $228,056 and $96,539, respectively. Certain capital leases require monthly payments, due in six equal monthly payments from December 1st to April 1st over the lives of the leases, with no payments being made between May to November. The total weighted average interest rate of capital lease agreements amounts to approximately 8.0%.

Allocated Senior Debt - Allocated senior debt consists of a portion of the senior debt obligations as recorded by the Parent which have been allocated to the Company. The allocation of the senior debt recorded by the Company reflect the amount attributable to the assets and operations included within these carve-out financial statements, including consideration of intercompany advances and repayments between the Company, the Parent and affiliates. The allocated senior debt is not indicative of the necessary funding requirements if the Company was a stand alone entity or the terms and conditions that the Company could obtain for similar financing arrangements.

On December 31, 2005 the Company’s Parent has a credit agreement with a financial institution which includes long-term revolving line of credit and a term note payable. The credit agreement was entered into on September 30, 2005 and refinanced certain outstanding obligations of the Parent, including an outstanding balance included in a separate revolving line of credit which was partially utilized during 2001 to acquire the Company. As a result of the refinance on September 30, 2005, the assets and operations of Cypress Bowl Recreation Limited Partnership are subject to the collateralization provisions of the new agreement. The aggregate outstanding balance as recorded by the Parent under the credit agreements under which the Company is collateralized amounts to $52,797,000 and accrues interest at an annual rate of 7.50%.

Prior to the Parent’s refinance on September 30, 2005 the Company was subject to collateralization of a separate revolving credit facility. At December 31, 2004, the outstanding balance under the credit facility as recorded by the Parent was $24,236,591 and accrues interest at an annual rate of LIBOR plus 100 basis points.

The financial statements include allocated interest at the average annual borrowing rate of the Parent based upon the allocated debt during the periods presented.

The Parents credit agreements is collateralized by substantially all assets of the Company, including assignment in trust of the Company’s interest and rights under the Special Use Permit (see Note 6). The Company is subject to certain restrictive financial covenants and other matters.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 4 - Long Term Obligations and Allocated Senior Debt (Continued)

Maturities of senior debt for future years ending December 31 are as follows:

	Allocated Senior Debt	Capital Leases	Total
2006	$250,000	$117,782	$367,782
2007	250,000	127,474	377,474
2008	250,000	—	250,000
2009	250,000	—	250,000
Thereafter	2,986,674	—	2,986,674

	3,986,674	245,256	4,231,930
Less amount representing interest	—	17,200	17,200

	$3,986,674	$228,056	$4,214,730

Note 5 - Income Taxes

The income tax provision is calculated under the “separate return” basis and is derived from the estimated effective tax rates and taxable income related to the resort operations and assets within Canada as if Cypress were operating as a stand alone entity. The deferred tax assets (liabilities), income tax expense (benefit) and related income tax obligations may not be indicative of the impacts of Canadian and provincial taxing jurisdictions if Cypress was not part of consolidated Boyne USA, Inc.

The estimated income tax expense (benefit) differs from expected income tax expense (benefit) as follows:

	2005	2004
Expected income tax expense	40.0%	40.0%
Unrealized foreign exchange gain/loss	—	(20.0)
Corporate allocations and credits	—	(7.0)

	40.0%	13.0%

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 5 - Income Taxes (Continued)

The Company’s deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for federal income tax purposes. The Company’s net deferred tax assets (liability) at December 31, 2005 and 2004 result from differences in the recorded amounts for property, facilities and equipment. At December 31, 2004, accumulated unrealized foreign exchange rate gains and losses on amounts due to the Parent were treated as permanent differences due to the uncertainty of repayment and related recognition for tax purposes.

Note 6 - Commitments and Contingencies

Leases - The Company leases equipment under non-cancelable operating lease agreements, which expire at various dates through 2005. Lease expense for 2005 and 2004 under the agreements and other month-to-month lease agreements amounted to $77,515 and $76,734, respectively.

There are no scheduled future payments under the non-cancelable operating lease agreements for the year ended December 31, 2005.

Special Park Use Permit - The Company operates on land owned by the Canadian Provincial Parks (the Provincial Government) and operations are carried out under a Special Park Use Permit subject to certain terms and limitations (see Note 2). The commencement date of the Special Use Permit was September 17, 1984 and is valid for 50 years, or until October 31, 2034. However, anytime after the 40-year anniversary of the commencement date, the Company may petition to renew the term for an additional 50 years.

Under the terms of the Special Use Permit, the Company is required to pay a fee to the Provincial Government based on revenue, as defined by the Special Use Permit. Fees paid to the Provincial Government during each year amount to approximately 2.0% of revenues.

Contingencies - Injury claims are filed against the Company during the normal course of business. The Company believes the ultimate liability, if any, of such claims will not have a significant effect on the Company’s results of operations, liquidity, or financial position. The Company’s insurance policy includes provisions by which the Company is reimbursed for claims paid over $1.0 million, at which point stop-loss coverage is carried.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 7 - Related Party Transactions

Insurance - The Company’s primary insurance provider is Lone Peak Insurance Company, LTD (“Lone Peak”), an offshore (Bermuda) captive insurance company that is a wholly owned subsidiary of Boyne USA. Its principal activity is the insurance of general liability risks of Boyne USA and subsidiaries under a claims made policy. During the years ended December 31, 2005 and 2004, the Company’s insurance premium expense included within resort operating expenses amounted to approximately $390,000 and $177,000, respectively. Unamortized insurance premiums paid to Lone Peak included within prepaids as of December 31, 2005 and 2004 amount to approximately $154,000 and $398,000, respectively.

Note 8 - Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair values for the Company’s financial instruments:

Cash and Cash Equivalents, Accounts Receivable, and Accounts Payable - The carrying amounts of these items approximate their fair values at December 31, 2005 and 2004.

Term Note Payable and Capital Leases - Borrowings under the term note payable and capital lease obligations are subject to terms and conditions that reflect those currently available for similar financing arrangements. The carrying amount of these items approximates their fair values at December 31, 2005 and 2004.

Note 9 - 2010 Olympics and Sponsorship Agreement

In 2002, Cypress signed a Games Venue Agreement (the Agreement) with the Vancouver 2010 Bid Corporation (Bid Corp) regarding the use of existing and proposed additional facilities at Cypress during the 2010 Winter Olympic Games (the Games). The Agreement includes terms which would allow Bid Corp and its successor to host the freestyle skiing and snowboarding events of the Games at Cypress. The hosting of the Games at Cypress is expected to accrue tangible and intangible benefits to Cypress. Cypress has both fiduciary and non-fiduciary obligations as it relates to the Agreement.

CYPRESS BOWL RECREATIONS LIMITED PARTNERSHIP

(A wholly owned subsidiary of Boyne USA, Inc.)

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Note 9 - 2010 Olympics and Sponsorship Agreement (Continued)

Cypress entered into a sponsorship agreement with Bell Canada in 2004. Terms of the agreement call for annual payments in exchange for exclusivity within the “telecommunications” category as a top tier Cypress sponsor and a supplier with respect to products. The annual payments are due in Canadian Dollar, amounting to the following based exchange rates at December 31, 2004: $104,000 beginning in 2004 through 2007, $125,000 during 2008 and 2009; and $145,000 due during 2010 to 2011. In addition, Bell contributed $33,000 in 2004 to Cypress towards the initial costs of a snowboard terrain park. Beginning in 2005 (through 2011), Bell will contribute $21,000 per year for other agreed upon “enhancements to winter property.” Both Cypress and Bell have various other obligations under the agreement which expires April 30, 2012.

Note 10 - Subsequent Event

During August 2005 Boyne USA entered into an agreement with CNL Income Properties, Inc. (CNL), whereby CNL agreed to acquire the resort assets of Cypress Bowl Recreation Limited Partnership and related park use permit operating rights for approximately $27.5 million. The closing was subject to various conditions including successful transfer of the park use permit.

The closing contingencies were successfully achieved and on May 30, 2006 CNL and Boyne USA, including Cypress Bowl Recreation Limited Partnership, completed the transaction and closed on the sale of substantially all of the resort assets of the Company. The Company received pre-tax proceeds of $27.5 million resulting in a pre-tax gain of approximately $20.0 million. In conjunction with the sale, the Company entered into two long term triple-net lease with the CNL for the Cypress assets sold and for the operating rights under the park use permit. The initial lease terms are 20 years with four five-year renewal options. The combined minimum annual rent is approximately $2.9 million and will increase annually to a maximum of approximately $3.7 million. Additionally, percentage rent due under the leases on a combined basis is equal to 9.0% of gross revenues in excess of $10.9 million. Boyne guaranteed the tenant’s payment of minimum annual rent under the leases for the first four years.

The Bretton Woods Property

Summarized Financial Information

The following summarized unaudited financial information is filed as a part of this Prospectus Supplement as a result of the Company’s acquisition of the Bretton Woods Mountain Resort.

Balance Sheet Data:
	March 31, 2006	December 31, 2005
	(unaudited)

Current assets	$3,784,403	$4,129,450
Noncurrent assets	29,915,142	30,287,745
Current liabilities	7,472,837	9,573,897
Noncurrent liabilities	16,938,165	16,640,090
Partner’s capital	9,288,543	8,203,208

Statement of Operations Data:
	Quarter ended March 31, 2006	Year Ended December 31, 2005
	(unaudited)

Revenues	$9,909,829	$30,056,892

Gross Profit	$4,907,163	$13,499,123

Net income (loss)	$307,778	$(1,204,363)

APPENDIX B

Prior Performance Tables

APPENDIX B

PRIOR PERFORMANCE TABLES

The following information updates the corresponding information in Tables I, II and III of Appendix B to the prospectus:

Table I – Experience in Raising and Investing Funds

FOOTNOTES:

Note 5:	The amounts shown represent the combined results of the Retirement Properties REIT’s Initial Offering, 2000 Offering, 2002 Offering and 2003 Offering only, due to the fact that the 2004 Offering was not yet fully subscribed at December 31, 2005.

Table II – Compensation To Sponsor

CNL Hotels & Resorts, Inc.

Dollar amount of cash generated from (used in) operations before deducting payments to sponsor:
2005 (Note 3)	202,196,000

Table III – Operating Results of Prior Programs

CNL Hotels & Resorts, Inc.

2004 (Note 1&2)
Less:
Depreciation and amortization	(145,872,000)

Past performance is not necessarily indicative of future performance.

The following table updates and replaces the corresponding table of Appendix B to the prospectus.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

CNL RETIREMENT PROPERTIES, INC.

	2001 (Note 2)	2002 (Note 3)	2003 (Note 4)	2004 (Note 5)	2005 (Note 5)
Gross revenue	$1,764,217	$15,571,000	$90,300,000	$259,818,000	$381,074,000
Interest and other income	135,402	1,909,000	1,625,000	4,771,000	2,970,000
Equity in earnings of unconsolidated entity	—	6,000	11,000	178,000	227,000
Less: Operating expenses	(343,472)	(2,118,000)	(9,797,000)	(39,964,000)	(66,335,000)
Interest and loan cost amortization expense	(105,056)	(1,534,000)	(9,588,000)	(42,783,000)	(76,171,000)
Provision for doubtful accounts	—	—	—	(3,900,000)	(3,082,000)
Depreciation and amortization	(535,126)	(3,190,000)	(17,277,000)	(62,512,000)	(98,446,000)
Organizational costs	—	—	—	—	—
Minority interests in income of consolidated subsidiaries	—	(433,000)	—	(93,000)	(706,000)

Income (loss) from continuing operations - GAAP basis	915,965	10,211,000	55,274,000	115,515,000	139,531,000
Income (loss) from discontinued operations - GAAP basis	—	1,161,000	3,186,000	2,403,000	(3,950,000)

Net income (loss) - GAAP basis	915,965	11,372,000	58,460,000	117,918,000	135,581,000

Taxable income
- from operations (Note 9)	600,447	7,792,000	27,477,000	56,155,000	81,871,000

Cash generated from operations (Note 6)	2,173,379	16,976,000	60,807,000	139,573,000	188,309,000
Less: Cash distributions to investors (Note 10)
- from operating cash flow	(1,507,322)	(14,379,000)	(59,784,000)	(139,573,000)	(175,958,000)
- from sale of properties	—	—	—	—	—
- from cash flow from prior period	—	—	—	(4,842,000)	—
- from return of capital (Note 11)	—	—	—	(2,723,000)	—

Cash generated (deficiency) after cash Distributions	666,057	2,597,000	1,023,000	(7,565,000)	12,351,000
Special items (not including sales of real Estate and refinancing):
Subscriptions received from stockholders	59,519,751	371,135,000	1,059,981,000	880,268,000	215,397,000
Stock issuance costs	(6,903,096)	(40,232,000)	(99,309,000)	(89,039,000)	(17,254,000)
Acquisition of land, building and equipment on operating leases	(20,269,138)	(193,176,000)	(661,946,000)	(921,698,000)	(371,026,000)
Investment in direct financing leases	—	(128,065,000)	(263,330,000)	(50,230,000)	(278,000)
Investment in lease intangibles	—	(8,408,000)	(23,220,000)	(50,064,000)	(15,044,000)
DASCO acquisition	—	—	—	(204,441,000)	—
Investment in notes receivable	—	(2,000,000)	—	—	(16,000,000)
Proceeds from notes receivable	—	—	2,000,000	—	—
Investment in unconsolidated subsidiary	—	(350,000)	—	—	—
Contributions from minority interests	—	—	—	997,000	3,093,000
Distributions to minority interests	—	(509,000)	—	(45,000)	(459,000)
Payment of acquisition fees and costs	(2,644,534)	(16,132,000)	(53,126,000)	(73,124,000)	(20,575,000)
Payment of deferred leasing costs	—	—	—	(864,000)	(1,039,000)
Increase in restricted cash	(17,797)	(1,650,000)	(13,127,000)	(9,448,000)	6,082,000
Proceeds from borrowings on line of credit	—	—	71,370,000	—	115,000,000
Repayments on line of credit	(3,795,000)	—	(51,370,000)	—	(60,000,000)
Proceeds from borrowings on mortgages payable	—	32,620,000	170,800,000	315,045,000	305,485,000
Principal payments on mortgages payable	—	(268,000)	(13,832,000)	(28,964,000)	(66,219,000)
Proceeds from construction loans payable	—	—	7,402,000	73,618,000	63,367,000
Repayments of construction loans payable	—	—	—	—	(1,315,000)
Proceeds from term loan	—	—	—	60,000,000	—
Repayment of term loan	—	—	—	—	(60,000,000)
Proceeds from issuance of bonds payable	—	—	8,203,000	12,063,000	12,622,000
Retirement of bonds payable	—	—	(6,589,000)	(7,736,000)	(9,057,000)
Payment of loan costs	—	(1,309,000)	(7,523,000)	(10,149,000)	(11,707,000)
Retirement of shares of common stock	(13,020)	(174,000)	(1,117,000)	(3,933,000)	(40,303,000)

Cash generated (deficiency) after cash distributions and special items	26,543,223	14,079,000	126,290,000	(115,309,000)	43,121,000

TAX AND DISTRIBUTION DATA PER $1,000 INVESTED (Note 8)
Federal income tax results:
Ordinary income (Note 10)
- from operations (Note 9)	41	42	48	42	48

- from recapture	—	—	—	—	—

Capital gain (Note 10)	—	—	—	—	—

Past performance is not necessarily indicative of future performance.

	2001 (Note 2)	2002 (Note 3)	2003 (Note 4)	2004 (Note 5)	2005 (Note 5)
Cash distributions to investors Source (on GAAP basis)
- from investment income	38	52	66	56	55
- from capital gain	—	—	—	—	—
- from investment income from prior period	—	—	—	—	—
- from return of capital (Note 11)	25	13	1	14	16

Total distributions on GAAP basis (Note 12)	63	65	67	70	71

Source (on cash basis)
- from sales	—	—	—	—	—
- from refinancing	—	—	—	—	—
- from operations (Note 6)	63	65	67	66	71
- from cash flow from prior period	—	—	—	2	—
- from return of capital (Note 11)	—	—	—	2	—

Total distributions on cash basis (Note 12)	63	65	67	70	71

Total cash distributions as a percentage of original $1,000 investment (Note 8)	7.0%	7.0%	7.1%	7.1%	7.1%
Total cumulative cash distributions per $1,000 investment from inception	134	199	266	336	407
Amount (in percentage terms) remaining invested in program properties at the end of each year presented (original total acquisition cost of properties retained, divided by original total acquisition cost of all properties in program)	100%	100%	100%	100%	100%

FOOTNOTES:

Note 1:	CNL Retirement Properties, Inc. (the “Retirement Properties REIT”) offered securities for sale in five public offerings since 1998. Of the funds raised as of December 31, 2005, $106,527,910 was raised pursuant to its reinvestment plan.

Note 2:	The amounts shown represent the combined results of the Initial Offering and the 2000 Offering.

Note 3:	The amounts shown represent the combined results of the Initial Offering, the 2000 Offering and the 2002 Offering.

Note 4:	The amounts shown represent the combined results of the Initial Offering, the 2000 Offering, the 2002 Offering and the 2003 Offering.

Note 5:	The amounts shown represent the combined results of the Initial Offering, the 2000 Offering, the 2002 Offering, the 2003 Offering and the 2004 Offering.

Note 6:	Cash generated from operations includes cash received from tenants, interest and other income, less cash paid for operating expenses.

Note 7:	Cash generated from operations per this table agrees to cash generated from operations per the statement of cash flows included in the consolidated financial statements of the Retirement Properties REIT.

Note 8:	Total cash distributions as a percentage of original $1,000 investment are calculated based on actual distributions declared for the period.

Note 9:	Taxable income presented is before the dividends paid deduction.

Note 10:	For the years ended December 31, 2005, 2004, 2003, 2002 and 2001, approximately 67%, 60%, 71%, 65% and 65%, respectively, of the distributions received by stockholders were considered to be ordinary income for federal income tax purposes. For the years ended December 31, 2005, 2004, 2003, 2002 and 2001, approximately 33%, 40%, 29%, 35% and 35%, respectively, of distributions received by stockholders were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, are required to be or have been treated by the company as a return of capital for purposes of calculating the stockholders’ return on their invested capital.

Note 11:	Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. In addition, cash distributions presented as a return of capital on a cash basis represents the amount of cash distributions in excess of cash generated from operating cash flow and excess cash flows from prior periods. These amounts have not been treated as a return of capital for purposes of calculating the amount of stockholders’ invested capital.

Past performance is not necessarily indicative of future performance.

TABLE III – CNL RETIREMENT PROPERTIES, INC. – CONTINUED

Note 12:	Tax and distribution data and total distributions on GAAP basis were computed based on the weighted average shares outstanding during each period presented. The taxability of distributions of a REIT is based on the annual earnings and profits split of the REIT. Therefore, federal income tax results per $1,000 invested presented above has been calculated using the annual earnings and profits split as described in Note 10.

Note 13:	Certain data for columns representing less than 12 months have been annualized.

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Past performance is not necessarily indicative of future performance.